     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 2001



                                                      REGISTRATION NO. 333-62276

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         RELIANCE STEEL & ALUMINUM CO.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   CALIFORNIA                                       95-1142616
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                             350 SOUTH GRAND AVENUE
                                   SUITE 5100
                       LOS ANGELES, CALIFORNIA 90071-3406
                                 (213) 687-7700
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID H. HANNAH
                             350 SOUTH GRAND AVENUE
                                   SUITE 5100
                       LOS ANGELES, CALIFORNIA 90071-3406
                                 (213) 687-7700
           (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

             DAVID R. DECKER, ESQ.                         WILLIAM J. WHELAN, III, ESQ.
               ARTER & HADDEN LLP                            CRAVATH, SWAINE & MOORE
     725 SOUTH FIGUEROA STREET, 34TH FLOOR                       WORLDWIDE PLAZA
       LOS ANGELES, CALIFORNIA 90017-5434                       825 EIGHTH AVENUE
                                                          NEW YORK, NEW YORK 10019-7475

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED
                                                            MAXIMUM           PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
 SECURITIES TO BE REGISTERED         REGISTERED            PER SHARE        OFFERING PRICE(1)(2)  REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....       6,325,000              $27.425             $173,463,125            $43,375
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



(1) Includes 825,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee.


(3)A fee of $43,125 was previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 12, 2001



[RELIANCE LOGO]
                                5,500,000 Shares

                         RELIANCE STEEL & ALUMINUM CO.
                                  Common Stock

                               ------------------


     Our common stock is listed on The New York Stock Exchange under the symbol "RS." The last reported sale price of the common stock on June 11, 2001 was $27.95 per share.



     The underwriters have an option to purchase a maximum of 825,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                            UNDERWRITING
                                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                            PUBLIC           COMMISSIONS         RELIANCE
                                                       -----------------  -----------------  -----------------
Per Share............................................          $                  $                  $
Total................................................          $                  $                  $

     Delivery of the shares of common stock will be made on or about
            , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                  BEAR, STEARNS & CO. INC.
                                    MCDONALD INVESTMENTS INC.
                                                  SALOMON SMITH BARNEY

             The date of this prospectus is                , 2001.

    [MAP SHOWING LOCATIONS OF FACILITIES 1994 AND BEFORE AND 1995 AND AFTER]

                                   NET INCOME
(GRAPH)

                                                                        Millions of $
1992                                                                              7.6
1993                                                                              9.2
1994                                                                             14.4
1995                                                                             22.7
1996                                                                             29.8
1997                                                                             34.2
1998                                                                             47.7
1999                                                                             57.6
2000                                                                             62.3

                                   NET SALES
(GRAPH)

                                                                        Millions of $
1992                                                                              346
1993                                                                              371
1994                                                                              447
1995                                                                              561
1996                                                                              654
1997                                                                              962
1998                                                                             1353
1999                                                                             1511
2000                                                                             1727

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    6
USE OF PROCEEDS.......................    9
CAPITALIZATION........................   10
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY.....................   11
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   14
METALS SERVICE CENTER INDUSTRY........   22
BUSINESS..............................   23
MANAGEMENT............................   37

                                        Page
                                        ----
PRINCIPAL SHAREHOLDERS................   39
DESCRIPTION OF CAPITAL STOCK..........   42
CERTAIN U.S. FEDERAL TAX
  CONSIDERATIONS FOR NON-U.S.
  HOLDERS.............................   42
UNDERWRITING..........................   45
NOTICE TO CANADIAN RESIDENTS..........   47
LEGAL MATTERS.........................   48
EXPERTS...............................   48
AVAILABLE INFORMATION.................   48
INCORPORATION BY REFERENCE............   48
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                       (i)

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements. You should read carefully any statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar expressions or the negative of any of these terms.

     Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause our results to differ are the following:

     - the volatility of the industries that we serve;

     - a broad downturn in the economy in general;

     - our increased leverage as a result of our acquisitions;


     - changes in our interest rates on our debt and our ability to refinance our credit facility;



     - changes in foreign currency exchange rates, which could affect the price we pay for metals and the results of our foreign operations; and


     - the failure of our acquisitions to perform as we anticipate.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

                                       (ii)

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it is not complete and does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the information under "Risk Factors" and the consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Reliance Steel & Aluminum Co. and its subsidiaries. Unless otherwise stated, the information contained in this prospectus (1) assumes that the underwriters do not exercise the over-allotment option and (2) gives effect to the 3-for-2 stock splits in June 1997 and in September 1999.


                                  OUR COMPANY

OVERVIEW

     We are one of the five largest metals service center companies in the United States. We provide value-added metals processing services and distribute a full line of metal products, including aluminum, brass, copper, galvanized, hot-rolled and cold-finished carbon steel, stainless steel, titanium, alloy steel, and specialty steel. We sell metal products to more than 70,000 customers in a broad range of industries. We serve our customers through a network of 80 metals service centers throughout the United States and in France and South Korea. We operate two additional metals service centers in the Pacific Northwest through our 50%-owned affiliate American Steel, L.L.C.

     We purchase metals in bulk quantities from primary producers and sell these metals in smaller quantities to a variety of end-users. We process approximately 50% of the carbon steel, aluminum, stainless steel, and other metals we sell to meet customer specifications, using techniques such as blanking, leveling (or cutting-to-length), sawing, shape cutting, and shearing. These services save our customers time, labor, and expense and reduce their overall manufacturing costs. During 2000, we handled approximately 7,380 transactions per business day at an average price of $940 per order. Our computerized order entry system and flexible production scheduling enable us to deliver orders within 24 hours of receipt, thereby facilitating our ability to provide the quick turnaround required for these small orders.

     Our operating methods and growth strategy have enabled us to outperform most of our competitors in the metals service center industry. We have reported eight consecutive years of record net income and sales, over which time our net income has increased at a compound annual growth rate of approximately 30% on a compound annual sales growth rate of 22%. In 2000, net sales grew to over $1.7 billion and net income to $62.3 million, and we were named to the 2000 Forbes Platinum 400 List of America's Best Big Companies.

METALS SERVICE CENTER INDUSTRY


     Industry sources estimate that in 2000 the entire United States metals distribution industry (steel and other metals), consisting of about 3,400 intermediate steel processors and metals service centers, had over $75 billion in revenues (up from $40 billion in 1996). In 2000, intermediate steel processors and metals service centers sold:


     - approximately 30% of carbon industrial steel products produced in the United States;

     - approximately 45% of all stainless steel produced in the United States;
       and

     - approximately 36% of the aluminum sold in the mill/distributor shared markets (which excludes that sold for aluminum cans, among other things).

     Intermediate steel processors and metals service centers represented the largest category of customers of domestic steel and other metals producers. We believe that the metals service center industry will continue to increase its role as a valuable intermediary between primary metal producers and end-users. Metal producers tend to focus their sales efforts on larger end-users to increase production efficiency. The smaller end-users that are our primary customers, on the other hand, have increased their demand for outsourced metals processing, just-in-time inventory management, and other value-added services of metals distributors.

COMPETITIVE STRENGTHS

     We believe that the following operating strengths and organizational characteristics have enabled us to achieve our strong competitive position and financial results and should serve as a basis for future growth, profitability and enhancement of shareholder value.

     - ENTREPRENEURIAL ENVIRONMENT. We have a decentralized management and operational structure that emphasizes a high degree of autonomy for each of our diverse operations and contributes significantly to our profitability. We encourage managers to run their operations with a sense of ownership and tie a significant portion of their annual compensation to the financial performance of their particular units. We believe this management and operational structure provides incentives to division and subsidiary managers to pursue profitable growth opportunities, attain high financial objectives, and deliver superior customer service.

     - CUSTOMER, PRODUCT AND GEOGRAPHIC DIVERSITY. We process and distribute more than 80,000 metal products (up from 20,000 in 1996) to more than 70,000 customers in 23 states and in France and South Korea, thereby offering a more diverse product mix to a greater number of customers than most of our competitors. In 2000, our average order size was approximately $940, and no customer represented more than 1% of our sales. We focus on small orders with a quick turnaround at higher gross profit margins than many of our peers. The geographic and product expansion we have achieved over the last seven years reduces our exposure to the financial or economic volatility of any particular customer group or geographic region.

     - SUPERIOR SERVICE AND PRODUCTS. Our reputation for integrity and the quality and timeliness of our service has increased the loyalty of our customers and has assisted our marketing efforts to new customers. Our speed and range of services and the size and variety of our inventory distinguish us from our competitors. Because local managers have significant operational control, our metals service centers can react quickly to changes in local market and customer demands. We tailor our inventory and processing services at each service center to support customer requirements of the market that facility serves. According to a prominent industry survey, we have been ranked #1 among service centers in the United States in overall customer satisfaction for four consecutive years.

     - SUCCESSFUL INTEGRATION OF ACCRETIVE ACQUISITIONS. We have a strong track record of growth through strategic acquisitions. As one of the most active acquirors in the industry, we are offered many opportunities that our competitors do not receive. Historically, we have been very successful at improving the sales and profitability of our acquired companies by applying our purchasing power, access to lower-cost capital, and operating knowledge. We typically retain the acquired company's management team to preserve existing customer relationships, ensure a seamless transition of the business and encourage its further expansion. Our reputation is also advantageous in seeking growth opportunities, as we are seen by many smaller service centers as the "acquiror of choice."

     - INVENTORY MANAGEMENT. In 2000, our inventory turned approximately five times, compared to an industry average of less than four per year. This advantage is due to careful monitoring of all inventories in our system and the ability of local management teams to accurately judge their own inventory requirements. Our above-average inventory turns have allowed us to react more quickly to changing metal prices and demand conditions, thereby more efficiently managing our working capital.

     - STRONG SUPPLIER RELATIONSHIPS. Our large purchasing volumes make us a valued customer of our key suppliers and enable us to purchase materials on attractive terms, including price. We meet regularly with our suppliers to communicate our customers' goals and evaluate methods to mutually provide the best service and products to our customers.

BUSINESS STRATEGY

     Our objective is to enhance operating results by profitably expanding existing operations and making accretive strategic acquisitions. We also strive to be the leader in customer service and quality, which enhance margins and shareholder value. This strategy and our proven operating methods have enabled us to outperform most of our competitors in the metals service center industry.

     - PROFITABLY EXPAND EXISTING OPERATIONS. We continually evaluate opportunities to expand our existing operations by opening facilities in new locations and expanding product and service offerings at existing facilities. Our entrepreneurial approach to management encourages local managers to identify opportunities within their markets to add value through increased product and service offerings.

     - IDENTIFY AND ACQUIRE COMPLEMENTARY BUSINESSES. Our senior management team seeks businesses and strategic asset purchases that will be immediately accretive to earnings and are strategically positioned to diversify or enhance our customer base, product availability, or geographic coverage. We believe that we can continue to grow through acquisitions because of the highly fragmented nature of the industry, which consists of many small, privately-owned businesses that lack our diversity, experience, access to lower-cost capital, and successful operating techniques.

     - USE ADVANCED SYSTEMS TO MANAGE OUR OPERATIONS. We recognize that efficient systems, in addition to efficient equipment, increase productivity, and we continually evaluate technological changes that may facilitate our distribution business and enhance profitability. We believe our systems enable sales and marketing personnel to respond to customers' inquiries more efficiently and more effectively than our competitors.

RECENT ACQUISITIONS

     Since our initial public offering in 1994, we have invested approximately $670 million to complete more than 20 acquisitions. These acquisitions serve customers through more than 50 locations in 21 different states. In 2001 to date, we have acquired the companies described below:

     - ALUMINUM AND STAINLESS, INC. In January 2001, we acquired all of the outstanding capital stock of Aluminum and Stainless, Inc. At the time of the acquisition, Aluminum and Stainless operated one metals service center based in Lafayette, Louisiana. In March 2001, we opened a branch operation of Aluminum and Stainless in New Orleans, Louisiana, by purchasing assets of another metals service center. Aluminum and Stainless provides non-ferrous products primarily related to the marine industry for use in the production of large commercial vessels servicing offshore oil rigs. In 2000 Aluminum and Stainless had revenues of approximately $22 million.

     - VIKING MATERIALS, INC. In January 2001, we purchased all of the outstanding capital stock of Viking Materials, Inc., based in Minneapolis, Minnesota, and of a related company, Viking Materials of Illinois, Inc., based near Chicago, Illinois, which operates as a wholly-owned subsidiary of Viking. Viking provides primarily carbon steel flat-rolled products to customers in the Midwestern United States. In 2000 Viking and Viking Illinois had combined revenues of approximately $90 million.


     On May 18, 2001, we agreed to purchase substantially all of the assets and assume certain liabilities of the steel service centers division of Pitt-Des Moines, Inc., subject to our due diligence and regulatory approval. We cannot assure you that we will complete the acquisition, but, if we do, we will add seven new service centers to our network and expand our presence into two new states -- Iowa and Nevada. The service centers operations of Pitt-Des Moines had revenues of approximately $216 million in 2000.


CORPORATE INFORMATION

     Our principal executive offices are located at 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071-3406, and our telephone number is
(213) 687-7700. Our Web site address is www.rsac.com. The information on our Web site is not part of this prospectus.

                                  THE OFFERING


Common shares offered...........   5,500,000



Common stock to be outstanding
after this offering.............   30,727,726



Use of proceeds.................   We will use the proceeds to repay
                                   approximately $145 million of our debt,
                                   including debt related to the proposed
                                   acquisition of assets of PDM, if completed, and debt related to other completed acquisitions, capital expenditures and general working capital. See "Use of Proceeds."


Dividend policy.................   We intend to continue to pay regular cash
                                   dividends on a quarterly basis at the current annual rate of $0.24 per share, so long as funds are available to do so and are not required for the business.

NYSE symbol.....................   RS

Risk factors....................   See the section entitled "Risk Factors" on
                                   page 6 for a discussion of factors you should consider carefully before deciding to buy our common stock.

     The number of shares of common stock outstanding after this offering is based on the actual number of shares outstanding as of May 31, 2001, and excludes:

     - 1,300,825 shares of common stock issuable upon exercise of options outstanding as of May 31, 2001, at a weighted average exercise price of $21.19 per share; and

     - 1,491,175 shares of common stock available for future grant under our stock option plans.


     The number of shares of common stock offered and outstanding also assumes that the underwriters' over-allotment is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 825,000 shares and have 31,552,726 shares outstanding after the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     We derived the following summary financial and operating data for the years ended December 31, 1996 through 2000, from our audited financial statements. The financial data for the three months ended March 31, 2000 and 2001 are unaudited. We believe the unaudited financial data include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of that data. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

                                                                                                            THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                           ----------------------------------------------------------   --------------------
                                             1996       1997        1998         1999         2000        2000       2001
                                           --------   --------   ----------   ----------   ----------   --------   ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales(1)...........................  $653,975   $961,518   $1,352,807   $1,511,065   $1,726,665   $430,841   $ 432,905
  Gross profit...........................   161,776    224,018      328,593      413,628      469,668    116,988     120,327
  Income from operations.................    44,624     62,199       93,578      116,282      130,349     32,546      29,759
  Income before income taxes.............    49,551     57,986       80,272       96,410      102,587     26,884      20,991
                                           --------   --------   ----------   ----------   ----------   --------   ---------
  Net income.............................  $ 29,790   $ 34,176   $   47,675   $   57,610   $   62,319   $ 16,131   $  12,752
                                           ========   ========   ==========   ==========   ==========   ========   =========
EARNINGS PER SHARE(2):
  Diluted(3).............................  $   1.27   $   1.44   $     1.68   $     2.07   $     2.28   $   0.58   $    0.50
  Basic(3)...............................  $   1.28   $   1.45   $     1.69   $     2.08   $     2.29   $   0.58   $    0.51
  Weighted average common shares
    outstanding -- diluted...............    23,520     23,812       28,305       27,892       27,289     27,900      25,322
  Weighted average common shares
    outstanding -- basic.................    23,190     23,604       28,153       27,748       27,215     27,785      25,172
OTHER DATA:
  EBITDA(4)..............................  $ 61,955   $ 82,012   $  117,303   $  145,307   $  156,747   $ 39,386   $  36,301
  Interest expense.......................     3,940     10,861       17,585       23,299       26,068      5,623       7,647
  Depreciation and amortization
    expense..............................     8,464     13,165       19,446       25,598       28,092      6,879       7,663
  Capital expenditures...................    21,395     26,561       23,671       19,524       30,379      5,710       8,479
  Cash dividends per share(2)............  $   0.08   $   0.11   $     0.16   $     0.18   $     0.22   $  0.055   $    0.06
BALANCE SHEET DATA (END OF PERIOD):
  Working capital........................  $136,765   $213,252   $  289,147   $  273,040   $  347,659   $304,089   $ 381,807
  Total assets...........................   391,176    583,866      841,395      900,005      997,243    955,623   1,067,785
  Long-term debt.........................   107,450    143,350      343,250      318,050      421,825    338,050     470,200
  Shareholders' equity...................   192,642    313,164      345,802      400,328      403,039    414,559     414,238

---------------
(1) Does not include revenues for American Steel, L.L.C. because we account for our 50% investment by the equity method, and therefore include 50% of American Steel's earnings in our net income and earnings per share amounts.

(2) Amounts have been retroactively adjusted to reflect the June 1997 3-for-2 stock split and the September 1999 3-for-2 stock split.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.


(4) EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.

                                  RISK FACTORS

     You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition, or operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

OUR FUTURE OPERATING RESULTS DEPEND ON A NUMBER OF FACTORS BEYOND OUR CONTROL, SUCH AS THE PRICES FOR METALS, WHICH COULD CAUSE OUR RESULTS TO FLUCTUATE OVER TIME.

     The prices we pay for raw materials and the prices we charge for products may change depending on many factors not in our control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, and currency fluctuations. To the extent metals prices decline, this generally would mean lower sales and possibly lower net income, depending on the timing of the price changes. To the extent we are not able to pass on to our customers any increases in our raw materials prices, our results of operations may be adversely affected.

WE SERVICE INDUSTRIES THAT ARE HIGHLY CYCLICAL, AND ANY DOWNTURN IN OUR CUSTOMERS' INDUSTRIES COULD REDUCE OUR REVENUE AND PROFITABILITY.


     We sell many products to industries that are cyclical, such as the aerospace and semiconductor industries. Accordingly, their demand for our products may change as a result of economic conditions, energy prices, or other factors beyond our control. For example, we experienced strong demand from the semiconductor industry for our products throughout 2000, following a significant slowdown in 1998 and the first half of 1999. This demand has slowed during 2001 to date, impacting our 2001 operating results. The demand from the aerospace industry, on the other hand, which had slowed during 1999 and most of 2000, increased in the fourth quarter of 2000 and has remained strong thus far in 2001. As a result of the volatility of the industries we serve, we may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries, when one or more of our customers' industries is experiencing a decline.


THE SUCCESS OF OUR BUSINESS IS AFFECTED BY GENERAL ECONOMIC CONDITIONS, AND, ACCORDINGLY, OUR BUSINESS COULD BE ADVERSELY IMPACTED BY AN ECONOMIC SLOWDOWN OR RECESSION.


     Periods of economic slowdown or recession in the United States or other countries, or the public perception that one may occur, could decrease the demand for our products, affect the availability and cost of our products and adversely impact our business. In 2000, for example, we were somewhat impacted by the general slowing in the economy. That impact has continued, and in the first quarter of 2001 broadened and became more significant to our operations. We did not maintain the same level of sales or profitability as in the first quarter of 2000. We do not anticipate that we will achieve the same level of sales volumes and net income in 2001 (excluding the impact of any acquisitions that we may make during 2001) as we have achieved in recent years.


OUR BUSINESS IS VERY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE OUR GROSS MARGINS AND NET INCOME.

     The principal markets that we serve are highly competitive. Competition is based principally on price, service, quality, production capabilities, inventory availability, and timely delivery. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

PRODUCTION TIME AND THE COST OF OUR PRODUCTS COULD INCREASE IF WE WERE TO LOSE ONE OF OUR PRIMARY SUPPLIERS.


     If, for any reason, our primary suppliers of aluminum, carbon steel, stainless steel or other metals should curtail or discontinue their delivery of such raw materials to us in the quantities we need and at prices that are competitive, our business could suffer since we have no long-term contracts to purchase metals. If, in the future, we are unable to obtain sufficient amounts of the necessary raw materials at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such raw materials from alternative sources at competitive prices to meet our delivery schedules, which could have an adverse impact on our revenues and profitability.



AS A DECENTRALIZED BUSINESS, WE DEPEND ON BOTH SENIOR MANAGEMENT AND OUR OPERATING EMPLOYEES; IF WE ARE UNABLE TO ATTRACT AND RETAIN THESE INDIVIDUALS, OUR RESULTS OF OPERATIONS MAY DECLINE.


     Because of our decentralized operating style, the loss of any key officers or employees could have an adverse impact on our operations or financial condition. We cannot assure you that we will be able to attract and retain additional qualified personnel when needed. We do not have employment agreements with any of these persons, which may mean they may have less of an incentive to stay with us when presented with alternative employment opportunities.

WE MAY NOT BE ABLE TO CONSUMMATE THE PITT-DES MOINES ACQUISITION OR OTHER FUTURE ACQUISITIONS, AND THOSE ACQUISITIONS WHICH WE DO COMPLETE MAY BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS.


     We may not be able to complete the purchase of the assets and liabilities of the steel service centers division of Pitt-Des Moines, Inc., as we must obtain regulatory approval and complete our due diligence before we will be in a position to close that transaction. If we do not complete this purchase, we will not be able to realize the benefits we expect to receive from the acquisition, and we will not be able to expand our operations in the areas served by that division as quickly as we would if we were able to complete the acquisition. If we complete the purchase, the additional indebtedness we will incur to pay for the acquisition could affect our liquidity. Furthermore, this acquisition would be our largest acquisition to date, and we may not be able to integrate the operations of that service center division into our other operations.


     We may not be able to identify suitable acquisition candidates or successfully complete any acquisitions or integrate any other businesses into our operations. If we cannot identify suitable acquisition candidates, we are unlikely to sustain our historical growth rates, and, if we cannot successfully integrate these businesses, we may incur increased or redundant expenses. Moreover, any additional indebtedness we incur to pay for these acquisitions could adversely affect our liquidity and financial strength.

WE CONDUCT A SUBSTANTIAL PORTION OF OUR BUSINESS IN CALIFORNIA AND OTHER AREAS WHERE OPERATIONS MAY BE ADVERSELY AFFECTED BY THE CURRENT ENERGY CRISIS.

     California, one of our principal markets, is currently experiencing an energy crisis resulting in high energy costs and rolling blackouts. Other parts of the country, such as the Midwest, also have been affected by increased energy costs. We may not necessarily be able to pass on to our customers increased operating expenses resulting from higher energy costs. Moreover, it is possible that we could experience a slackening in demand for our products if our customers are impacted by higher energy costs, which they are not able to pass on to their customers. Similarly, we anticipate that rolling blackouts may temporarily disrupt our operations, and any such disruption could have a temporary adverse effect on our operations. If the energy crisis escalates and electricity is unavailable for long periods of time, or if electricity costs increase significantly and we are not successful in passing those costs on to our customers, we could experience a material adverse effect on our operations.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS WHICH MAY REQUIRE US TO EXPEND SIGNIFICANT CAPITAL AND INCUR SUBSTANTIAL COSTS.

     Our operations are subject to federal, state, local and foreign environmental, health and safety, and other laws and regulations. Environmental and other regulatory requirements may change in the future, which may result in significant constraints upon our operations or make such operations prohibitively expensive or physically impossible to carry out.

EXISTING SHAREHOLDERS MAY SELL THEIR SHARES WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Immediately following this offering, our officers, directors and principal shareholders will own 7.0 million shares of common stock that would be eligible, following the expiration of the 90-day lock-up agreements that they have signed with Credit Suisse First Boston Corporation, to be resold into the public market pursuant to Rule 144 or Rule 701 under the Securities Act. If these shareholders sell a large number of these shares, the market price of our common stock could decline, as these sales could be viewed by the public as an indication of unfavorable prospects for our operations.

PRINCIPAL SHAREHOLDERS WHO OWN A SIGNIFICANT NUMBER OF SHARES MAY HAVE INTERESTS THAT CONFLICT WITH YOURS.


     After giving effect to this offering (but without giving effect to the exercise of any options, including the over-allotment option), the Gimbel Trust will own 4.2% of the outstanding shares of common stock and Florence Neilan, who is the aunt of the Trustees of the Gimbel Trust, will own 13.7% of the outstanding shares of common stock. As a result, these shareholders may have the ability to control matters requiring shareholder approval. In deciding how to vote on such matters, these shareholders may be influenced by interests that conflict with yours.


WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT MAY ADVERSELY IMPACT YOUR RIGHTS AS A HOLDER OF OUR COMMON STOCK.

     We are authorized to issue 5,000,000 shares of preferred stock, no par value, with the rights, preferences, privileges and restrictions of such stock to be determined by our Board of Directors, without a vote of the holders of common stock. The Board of Directors could grant rights to holders of preferred stock to reduce the attractiveness of our company as a potential takeover target, or make the removal of management more difficult. Any of these actions could adversely impact your rights as a holder of our common stock and could cause the price of our common stock to decline.

                                USE OF PROCEEDS


     We expect to receive net proceeds of approximately $145 million from the offering of the common stock ($167 million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts, commissions and estimated offering expenses, based on the assumed offering price to the public of $27.95 per share (the last reported sale price on June 11, 2001).


     We intend to use the net proceeds to repay debt, including debt related to the purchase of assets and liabilities of the steel service centers division of Pitt-Des Moines, Inc., if completed, and debt related to other acquisitions, capital expenditures, and general working capital needs.


     We will pay down approximately $145 million of our revolving bank line of credit outstanding. Our credit facilities provide up to $250 million to us. After giving effect to this offering and assuming completion of our acquisition of assets from Pitt-Des Moines, Inc., we expect to have drawn down approximately $128 million under our credit facilities. The debt bears interest at variable rates based on the bank's reference rate, the rate payable on certificates of deposit or an offshore rate, depending on what we elect. The current interest rates that we pay on outstanding borrowings on this line of credit range from 4.4% to 4.9%. We expect to refinance our syndicated credit facilities, which mature on October 22, 2002, to increase our borrowing limit to support our future financing requirements.


     On May 18, 2001, we agreed to purchase substantially all of the assets and assume certain liabilities of the steel service centers division of Pitt-Des Moines, Inc. The purchase price is $97.5 million. We paid $3 million as a deposit when we signed the agreement and will pay approximately one-half of the balance at the closing and approximately one-half with a promissory note due on or before September 30, 2001, except that the promissory note becomes immediately due and payable if we complete this offering or refinance our credit facilities before that date. The purchase price is subject to adjustment under certain circumstances. We expect, but cannot guarantee, that this acquisition will close after we have completed our investigation of the assets and liabilities and after we have obtained the necessary regulatory approval. If this transaction closes, we will pay from the proceeds of this offering the promissory note and bank debt incurred in connection with financing this transaction.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 2001. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.


                                                                             AS OF MARCH 31, 2001
                                                        --------------------------------------------------------------
                                                                                                      PRO FORMA
                                                         ACTUAL         AS ADJUSTED(1)             AS ADJUSTED(2)
                                                        --------    -----------------------    -----------------------
                                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Short-term debt, including current maturities of
  long-term debt......................................  $    250           $ 52,000                   $    250
Long-term debt, excluding current maturities
  Unsecured senior notes..............................   290,000            290,000                    290,000
  Credit facilities(3)................................   175,000            220,750                    127,500
  Other debt..........................................     5,200              5,200                      5,200
                                                        --------           --------                   --------
     Total debt.......................................   470,450            567,950                    422,950
Shareholders' equity:
  Preferred stock
     Authorized shares -- 5,000,000
     Issued and outstanding -- None...................        --                 --                         --
  Common stock
     Authorized shares -- 100,000,000
     Issued and outstanding -- 25,187,876 (30,687,876
       pro forma as adjusted).........................   140,006            140,006                    285,006
  Retained earnings...................................   275,613            275,613                    275,613
  Accumulated other comprehensive loss................    (1,381)            (1,381)                    (1,381)
                                                        --------           --------                   --------
     Total shareholders' equity.......................   414,238            414,238                    559,238
                                                        --------           --------                   --------
       Total capitalization...........................  $884,688           $982,188                   $982,188
                                                        ========           ========                   ========


---------------

(1)Adjusted to reflect the balance sheet impact of our acquisition of the assets and assumption of the liabilities of the steel service centers division of Pitt-Des Moines, Inc. as if we had acquired it as of March 31, 2001.



(2)Adjusted to reflect the sale of 5,500,000 shares of common stock offered in this prospectus at the assumed public offering price of $27.95 per share (based on the last reported sale price on June 11, 2001) and the anticipated use of estimated net proceeds from the offering.


(3) Our credit facilities provide up to $250 million to us. The current interest rates that we pay on outstanding borrowings on this line of credit range from 4.4% to 4.9%. We are currently in the process of refinancing our syndicated credit facilities to increase our borrowing limit to support our future operations and expected growth opportunities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock is listed on The New York Stock Exchange under the symbol "RS." The following table sets forth the high and low reported closing sale prices of the common stock on the NYSE Composite Tape for the stated calendar quarters. Prices and dividends have been adjusted to reflect the 3-for-2 stock split in September 1999.



                                                         HIGH        LOW      DIVIDENDS
                                                        -------    -------    ---------
Year ended December 31, 1999
  First Quarter.......................................  $19.583    $16.917     $0.043
  Second Quarter......................................   26.542     18.125      0.043
  Third Quarter.......................................   25.750     20.375      0.043
  Fourth Quarter......................................   24.375     17.813      0.050
Year ended December 31, 2000
  First Quarter.......................................  $23.563    $18.000     $0.055
  Second Quarter......................................   24.125     18.938      0.055
  Third Quarter.......................................   22.688     19.500      0.055
  Fourth Quarter......................................   26.000     20.750      0.055
Year ending December 31, 2001
  First Quarter.......................................  $30.050    $21.150     $0.060
  Second Quarter through June 11, 2001................   29.710     22.250      0.060



     On June 11, 2001, the last selling price of the common stock as reported on the NYSE was $27.95 per share. As of May 31, 2001, there were 288 holders of record of the common stock.


     We have paid quarterly cash dividends on our common stock for approximately 40 years. The Board of Directors may reconsider or revise this policy from time to time based on conditions then existing, including our earnings, financial condition, and capital requirements, or other factors the Board may deem relevant. We expect to continue to declare and pay dividends in the future, if earnings are available to pay dividends, but we also intend to continue to retain a portion of earnings for reinvestment in our operations and the expansion of our business. We cannot assure you that either cash or stock dividends will be paid in the future, or that, if paid, the dividends will be at the same amount or frequency as paid in the past.

     The private placement debt agreements for our unsecured senior notes contain covenants which, among other things, require us to maintain a minimum net worth which may restrict our ability to pay dividends. Since our initial public offering in September 1994, we have paid between 6% and 10% of earnings to our shareholders as dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We have derived the following selected summary financial and operating data for the years ended December 31, 1996 through 2000 from our audited financial statements. The financial data for the three months ended March 31, 2000 and 2001 are unaudited. We believe that the unaudited interim financial data include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. You should read the information below with our Consolidated Financial Statements, including the notes related thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing in this prospectus.

                                                                                                 THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                ----------------------------------------------------------   --------------------
                                  1996       1997        1998         1999         2000        2000       2001
                                --------   --------   ----------   ----------   ----------   --------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales(1)................  $653,975   $961,518   $1,352,807   $1,511,065   $1,726,665   $430,841   $ 432,905
  Cost of sales...............   492,199    737,500    1,024,214    1,097,437    1,256,997    313,853     312,578
                                --------   --------   ----------   ----------   ----------   --------   ---------
  Gross profit................   161,776    224,018      328,593      413,628      469,668    116,988     120,327
  Operating expenses(2).......   117,152    161,819      235,015      297,346      339,319     84,442      90,568
                                --------   --------   ----------   ----------   ----------   --------   ---------
  Income from operations......    44,624     62,199       93,578      116,282      130,349     32,546      29,759
  Other income (expense):
    Interest expense..........    (3,940)   (10,861)     (17,585)     (23,299)     (26,068)    (5,623)     (7,647)
    Other income, net.........     4,464      3,611        3,042        6,365        3,410        727         537
  Amortization expense........      (937)    (2,761)      (4,636)      (6,804)      (7,411)    (1,733)     (1,942)
  Equity earnings of 50%-owned
    company...................     5,340      5,798        5,873        3,866        2,307        967         284
                                --------   --------   ----------   ----------   ----------   --------   ---------
  Income before income
    taxes.....................    49,551     57,986       80,272       96,410      102,587     26,884      20,991
  Provision for income
    taxes.....................   (19,761)   (23,810)     (32,597)     (38,800)     (40,268)   (10,753)     (8,239)
                                --------   --------   ----------   ----------   ----------   --------   ---------
  Net income..................  $ 29,790   $ 34,176   $   47,675   $   57,610   $   62,319   $ 16,131   $  12,752
                                ========   ========   ==========   ==========   ==========   ========   =========
EARNINGS PER SHARE(3):
  Diluted(4)..................  $   1.27   $   1.44   $     1.68   $     2.07   $     2.28   $   0.58   $    0.50
  Basic(4)....................  $   1.28   $   1.45   $     1.69   $     2.08   $     2.29   $   0.58   $    0.51
  Weighted average common
    shares
    outstanding -- diluted....    23,520     23,812       28,305       27,892       27,289     27,900      25,322
  Weighted average common
    shares
    outstanding -- basic......    23,190     23,604       28,153       27,748       27,215     27,785      25,172
OTHER DATA:
  EBITDA(5)...................  $ 61,955   $ 82,012   $  117,303   $  145,307   $  156,747   $ 39,386   $  36,301
  Capital expenditures........    21,395     26,561       23,671       19,524       30,379      5,710       8,479
BALANCE SHEET DATA (END OF PERIOD):
  Working capital.............  $136,765   $213,252   $  289,147   $  273,040   $  347,659   $304,089   $ 381,807
  Total assets................   391,176    583,866      841,395      900,005      997,243    955,623   1,067,785
  Long-term debt..............   107,450    143,350      343,250      318,050      421,825    338,050     470,200
  Shareholders' equity........   192,642    313,164      345,802      400,328      403,039    414,559     414,238

---------------
(1) Does not include revenues for American Steel, L.L.C. because we account for our 50% investment by the equity method, and therefore we include 50% of American Steel's earnings in our net income and earnings per share amounts.

(2) Operating expenses include warehouse, delivery, selling, general and administrative expenses and depreciation expense.

(3) Amounts have been retroactively adjusted to reflect the June 1997 3-for-2 stock split and the September 1999 3-for-2 stock split.

(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

(5) EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We achieved record sales and earnings results in 2000, principally because we included the sales and earnings from the companies we acquired in 2000 and 1999, and because our customer and product diversity and effective sales and gross profit management reduced the impact of the U.S. economic downturn on us. Pricing for most of our products increased slightly early in 2000, but then fell steadily throughout the remainder of 2000 and in the first quarter of 2001. Sales to the semiconductor, electronics, and related industries were strong during 2000, but have declined significantly thus far in 2001. Sales to the aerospace industry improved during the fourth quarter of 2000 and remained fairly strong in the first quarter of 2001. Strong sales to both the semiconductor and aerospace industries during 2000 offset, in part, steep declines in the railcar and truck trailer markets experienced during 2000. In addition, sales of basic carbon steel products began to decline in the second half of 2000, primarily in the Midwest and Southeast regions of the United States. This trend continued into 2001 and migrated to the West Coast late in the first quarter of 2001, and currently encompasses most products we sell except for those sold to companies in the aerospace industry.

     Beginning in the second half of 2000, many of our peers were significantly impacted by the general economic downturn in the United States. Although we were impacted by the general downturn in certain product lines and geographic areas, our customer, product, and geographic diversity allowed us to achieve record financial results for 2000. We believe our results have been less susceptible to the economic trends affecting the industry because our operations are geographically diversified, we have a wide range of products, and our customer base and the industries to which we sell are highly diversified.

     The metals service center industry is currently faced with a difficult operating environment that began in the second half of 2000 and carried over into 2001. We believe our performance in the first quarter of 2001 confirms that we are less cyclical than others in our industry. Net income for our first quarter of 2001 was down 21% from the first quarter of 2000, but the first quarter of 2000 represented the second-best quarterly results in our history. Although overall demand for metal products continued to slow down in the first quarter of 2001, sales for that period were up 0.5% from the 2000 first quarter and 5.3% from the 2000 fourth quarter because we included sales from our 2001 and 2000 acquisitions. In addition, our gross profit margin during the first quarter of 2001 increased to 27.8%, compared to 27.2% in the first quarter of 2000.

     Our diversification and financial performance have benefited from several significant acquisitions during the reported periods. Additionally, our successful efforts to continue to expand through strategic acquisitions and to increase our efficiencies and physical capacities through capital expenditure programs have lessened the impact of regional economic recessions on the overall results of our operations. We believe that we are positioned to take full advantage of improved economic environments, while at the same time we are poised to operate efficiently in less favorable economies because of our tight cost controls, high inventory turnover, and diversification. We do not, however, anticipate that we will achieve the same level of sales volumes and net income returns in 2001 as we have achieved in recent years (excluding the impact of any acquisitions that we may make during 2001) due to the current general economic conditions and the volatility of metal costs.

RECENT DEVELOPMENTS


     On May 18, 2001, we agreed to purchase the assets and assume certain liabilities of the steel service centers division of Pitt-Des Moines, Inc. for $97.5 million. If completed, this will be our largest acquisition to date. We would acquire assets and facilities in Stockton, Fresno and Santa Clara, California; Sparks, Nevada; Spanish Fork, Utah; and Cedar Rapids, Iowa; and the stock of General Steel Corporation which has a facility in Woodland, Washington. These metals service centers process and distribute carbon steel products consisting primarily of heavy structurals and plate for customers mostly in the capital goods and construction industries. Sales for these service centers in 2000 were approximately $216 million. This acquisition is subject to regulatory approval and completion of our due diligence, so we cannot assure you that we will complete this acquisition.

     We completed four acquisitions and a strategic asset purchase during 2000, and we have completed two acquisitions and a strategic asset purchase in 2001. Through these acquisitions, we entered two new geographic markets, expanded our presence in the Midwest and Southeast markets of the United States and gained new customers serving the oil and gas sector. In addition, we expanded our aerospace product offerings and customer base with the purchase of our first facility that provides value-added processed titanium products. Further, our majority-owned joint venture in South Korea began operations in the second half of 2000.

     In January 2001, we acquired all of the outstanding stock of Aluminum and Stainless, Inc. Aluminum and Stainless operates a metals service center based in Lafayette, Louisiana that provides non-ferrous products primarily to companies serving the oil and gas industry for use in the production of large commercial vessels that service offshore oil rigs. Aluminum and Stainless had revenues in 2000 of approximately $22 million. In March 2001, Aluminum and Stainless opened a branch in New Orleans, Louisiana, by purchasing certain assets of an existing metals service center.

     In January 2001, we also purchased all of the stock of Viking Materials, Inc., based in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc., based near Chicago, Illinois. Viking provides primarily carbon steel flat-rolled products to our customers in the Midwest region of the United States. Viking Illinois is now operating as a wholly-owned subsidiary of Viking. In 2000, Viking and Viking Illinois had combined revenues of approximately $90 million.

     In December 2000, we acquired all of the outstanding stock of East Tennessee Steel Supply, Inc., a metals service center based in Morristown, Tennessee, which now operates as a wholly-owned subsidiary of Siskin Steel & Supply Company, Inc. East Tennessee Steel Supply provides our customers in the Southeast with value-added processing and distribution of carbon steel plate, bar and structurals. Net sales of East Tennessee Steel Supply were approximately $6 million for the twelve months ended June 30, 2000.

     In August 2000, we purchased the net assets and business of the Aircraft Division of United Alloys, Inc., which now operates as United Alloys Aircraft Metals, Inc., a wholly-owned subsidiary of Service Steel Aerospace Corp. United Alloys Aircraft Metals, Inc. is located in Vernon, California, and provides our customers with value-added processed titanium, nickel base and stainless steel products used primarily in the aerospace industry. The Aircraft Division of United Alloys, Inc. had 1999 sales of approximately $18 million.

     In June 2000, we acquired all of the outstanding stock of Toma Metals, Inc., a privately-held metals service center based in Johnstown, Pennsylvania. Toma processes and distributes primarily stainless steel flat-rolled products and had sales of approximately $10 million for the six months ended March 31, 2000.

     In February 2000, we purchased the net assets and business of the metals service center division of Hagerty Brothers Company, located in Peoria, Illinois. Hagerty Steel & Aluminum Company processes and distributes primarily carbon steel products, and operates as a wholly-owned subsidiary of Liebovich Bros., Inc. Net sales of the metals service center business of Hagerty Brothers Company were approximately $30 million in 1999.

     We opened a satellite operation near Seattle, Washington, of our Bralco Metals division during 2000, by purchasing certain assets of an existing metals service center.

     We expanded our foreign presence in 1999 by forming a joint venture in South Korea, Valex Korea Co., Ltd., that is 66.5%-owned by Valex Corp., our 97%-owned subsidiary. Valex Korea, which is based near Seoul, South Korea, began operations in the second half of 2000, providing electropolished stainless steel tubing and fittings primarily to the semiconductor and related industries in South Korea and other parts of Asia.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data for each of the periods indicated (dollars are shown in thousands and certain amounts may not calculate due to rounding):

                                                     YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------------------
                                      1998                     1999                     2000
                             ----------------------   ----------------------   ----------------------
                                            % OF                     % OF                     % OF
                                 $        NET SALES       $        NET SALES       $        NET SALES
                             ----------   ---------   ----------   ---------   ----------   ---------
Net sales..................  $1,352,807     100.0%    $1,511,065     100.0%    $1,726,665     100.0%
Gross profit...............     328,593      24.3        413,628      27.4        469,668      27.2
SG&A expenses..............     220,205      16.3        278,552      18.4        318,638      18.5
Depreciation expense.......      14,810       1.1         18,794       1.2         20,681       1.2
                             ----------     -----     ----------     -----     ----------     -----
Income from operations.....  $   93,578       6.9%    $  116,282       7.7%    $  130,349       7.5%
                             ==========     =====     ==========     =====     ==========     =====

                                    THREE MONTHS ENDED MARCH 31,
                             -------------------------------------------
                                     2000                   2001
                             --------------------   --------------------
                                          % OF                   % OF
                                $       NET SALES      $       NET SALES
                             --------   ---------   --------   ---------
Net sales..................  $430,841     100.0%    $432,905     100.0%
Gross profit...............   116,988      27.2      120,327      27.8
SG&A expenses..............    79,296      18.4       84,847      19.6
Depreciation expense.......     5,146       1.2        5,721       1.3
                             --------     -----     --------     -----
Income from operations.....  $ 32,546       7.6%    $ 29,759       6.9%
                             ========     =====     ========     =====

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     Net Sales. In the three months ended March 31, 2001, consolidated net sales increased 0.5% to $432.9 million compared to the first three months of 2000. Tons sold decreased 3.0% and average sales price per ton increased 4.1%.

     The decrease in tons sold was primarily due to the continued general economic slowing, but was somewhat offset by including the sales of the companies we acquired since the beginning of 2000. We experienced this slowdown in business activity in all areas, except for sales to the aerospace industry. Our sales to the aerospace industry on a tons sold basis increased 12.9% in the 2001 first quarter as compared to the 2000 first quarter. The average selling price increased for the 2001 period primarily due to increased sales to the aerospace industry, as selling prices of the products sold into the aerospace market are typically higher than most other products we sell.


     Same-store sales (excluding sales of the businesses we acquired since the beginning of 2000) decreased $32.2 million, or 7.5%, in the three months ended March 31, 2001. The 2001 period same-store tons sold decreased by 11.6%, and the same-store average selling price per ton increased by 4.6% from the 2000 period. The decrease in tons sold resulted from the continued general downturn in the economy. Our sales were affected by this downturn in all areas except aerospace. The average selling price increased mainly due to the increased sales to the aerospace industry. We also experienced a sudden slowdown in the 2001 first quarter in the semiconductor and electronics industries as compared to the late 2000 levels.


     Gross Profit. Total gross profit increased 2.9% to $120.3 million for the first three months of 2001 compared to $117.0 million in the first three months of 2000. The first quarter of 2001 includes the gross profit on sales from the businesses we acquired after the 2000 first quarter. As a percentage of sales, gross profit increased to 27.8% in the three months ended March 31, 2001, from 27.2% in the three months ended March 31, 2000. The improved gross profit percentage is consistent with the 2000 fourth quarter gross profit percentage of 28.0% and resulted primarily from a shift in product mix to a greater portion of sales to the semiconductor, electronics, and aerospace markets than in the first quarter of 2000.

     Sales of carbon steel products as a percentage of total sales decreased 4.6% in the first quarter of 2001 as compared to the first quarter of 2000, and were replaced by sales of higher priced aluminum and stainless steel products that typically produce greater gross profit dollars.


     Expenses. SG&A expenses increased $5.6 million, or 7.0%, in the first three months of 2001 compared to the corresponding period of 2000 and amounted to 19.6% of sales in the first three months of 2001 compared to 18.4% of sales in the corresponding period of 2000. The dollar increase in expenses includes the expenses of the businesses we acquired after the 2000 first quarter. The 2001 operating expense as a percent of sales is consistent with the fourth quarter of 2000 level of 19.5%. The 2001 first quarter increase was primarily due to the effect of lower sales volumes on a consistent fixed cost component. Our variable costs are mainly related to payroll, and we have reduced our workforce by 5% since December 31, 2000, to offset our lower sales volume.

     Depreciation and amortization expense increased $0.8 million during the three months ended March 31, 2001 compared to the corresponding period of 2000. This increase is primarily because we included depreciation expense related to the assets of the businesses we acquired after the 2000 first quarter, along with the amortization of goodwill resulting from the businesses we acquired after the 2000 first quarter.


     Interest expense increased by 36.0% to $7.6 million in the first quarter of 2001 compared to the first quarter of 2000, mainly because we increased our borrowings to fund the businesses we acquired after the 2000 first quarter and to fund the October 2000 common stock repurchase of $43.9 million.


     Equity Earnings. Equity in earnings of 50%-owned company decreased $0.7 million in the 2001 period compared to the 2000 period due to the continued weakness in the Pacific Northwest region, mainly related to the truck trailer and railcar markets serviced by American Steel, L.L.C.


     Income Tax Rate. Our effective income tax rate decreased to 39.2% for the first quarter of 2001, compared to 40.0% for the first quarter of 2000, primarily due to shifts in our geographic composition and the implementation of certain tax planning strategies during 2000.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net Sales. Consolidated net sales were a record $1.7 billion, which represented a 14.3% increase from 1999, and reflects a 7.4% increase in tons sold and a 6.5% increase in the average selling price per ton.

     We increased the tons sold during 2000 primarily because we included twelve months of sales from our 1999 acquisitions along with sales from our 2000 acquisitions. Tons sold in 2000 experienced shifts in product mix, as compared to 1999, due to increased sales to the semiconductor, electronics and related industries throughout 2000 and increased sales to the aerospace industry during the fourth quarter of 2000.

     Due to the general economic slowing during the second half of 2000, we experienced a decline in sales volume in certain of our markets, primarily for carbon steel products in the Southeast and Midwest regions of the United States. This shift in product mix resulted in a 6.5% increase in the average selling price in 2000 as compared to 1999. The stainless steel, aluminum and titanium products sold to the semiconductor, electronics, and aerospace industries are among the highest priced products that we sell.


     Same-store sales (excluding sales of businesses we acquired in 1999 and 2000) increased $111.3 million, or 7.9%, in 2000. The tons sold in year 2000 remained flat as compared to 1999, although the average selling price per ton increased by 8.4%. The increase in the average selling price was due to the shift in product mix with increased sales of the highest priced products discussed above.



     Gross Profit. Total gross profit increased 13.6% to $469.7 million in 2000 compared to $413.6 million in 1999, mainly due to the additional gross profit generated by the businesses we acquired in 1999 and 2000. As a percentage of sales, gross profit remained fairly consistent at 27.2% in 2000 compared to 27.4% in 1999. Gross profit percentages declined somewhat in 2000 for sales of most carbon steel products due to a more competitive environment for these products (from reduced costs that resulted in lower selling prices), but the shift in product mix to higher priced products offset these declines.



     A greater portion of our products was sold to the semiconductor, electronics, and aerospace markets that typically produce higher gross margins than other products that we sell, and the gross profit percentages we achieved on sales of these products increased in 2000 as compared to 1999. Further, certain of the companies that we acquired typically operate at higher gross margin percentages than we have historically operated at on a consolidated basis, contributing to our ability to substantially maintain our record 1999 gross margin percentage in 2000.


     Expenses. SG&A expenses for 2000 increased $40.1 million, or 14.4%, from 1999, consistent with the 14.3% increase in sales. These expenses represented 18.5% of sales in 2000 and 18.4% of sales in 1999.

     Depreciation and amortization expense increased 9.7% for 2000 compared to 1999, because of the additional depreciation expense and amortization of goodwill related to our acquisitions, along with depreciation expense on current year capital expenditures.

     Interest expense increased by 11.9% to $26.1 million in 2000 compared to 1999, due to an increase in our average debt outstanding. We used our 2000 borrowings primarily to fund $41.1 million of businesses we acquired in 2000 and $56.3 million of stock repurchases during 2000.

     Operating Income. Income from operations, calculated as gross profit less S,G&A expenses and depreciation expense, remained fairly consistent as a percentage of sales at 7.5% in 2000 compared to 7.7% in 1999. The slight decline is consistent with the change in gross profit percentages for the periods.

     Equity Earnings. Equity earnings from our 50%-owned company decreased by $1.6 million, or 40.3%, in 2000 as compared to 1999. This decrease occurred primarily in the second half of 2000 due to the weakness in demand experienced in the Pacific Northwest related mainly to the truck trailer and railcar markets serviced by American Steel, L.L.C.

     Income Tax Rate. Our effective income tax rate decreased from 40.2% in 1999 to 39.2% in 2000, mainly due to shifts in our geographic composition and the implementation of certain tax planning strategies.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net Sales. Consolidated net sales increased $158.3 million, or 11.7%, for the year 1999 compared to 1998. This increase reflects an increase in tons sold of 35.1% and a decrease in the average selling price per ton of 17.4%.

     The increase in sales volume during 1999 was primarily because we included twelve months of sales from our 1998 acquisitions along with sales from our 1999 acquisitions. The increased sales volume was somewhat offset by a decrease of approximately 17.1% in tons sold to the aerospace market during 1999.

     The average selling price for 1999 decreased 17.4% from the 1998 average selling price due to lower costs of material for most of our products and a shift in product mix. Most of the businesses we acquired during 1999 and 1998 sell primarily carbon steel products. These products generally have a lower selling price than other products that we sell. The shift in our product mix contributed to lower average selling prices. Reduced aerospace sales volume also contributed to the lower average selling price, as the heat-treated aluminum products sold to the aerospace industry are among the highest priced products we sell. In addition, prices of heat treated aluminum products decreased during 1999, which also lowered the average selling price.


     Same-store sales (excluding sales of the businesses we acquired in 1998 and 1999) declined $110.6 million primarily due to lower selling prices and changes in product mix. The lower sales amount includes a 2.4% increase in same-store tons sold, which was primarily due to general economic improvements, especially in the semiconductor and electronics industries. The same-store average selling price decreased by 12.4% in 1999 as compared to 1998, primarily due to reduced selling prices of most of our products, a greater shift toward carbon steel products, and reduced sales to the aerospace market in 1999.



     SERP Gain. We recorded a one-time net gain of $2.3 million from a life insurance policy, which was not taxable to us, in connection with our Supplemental Executive Retirement Plan ("SERP") during 1999. The life insurance proceeds related to the death of our former chief financial officer in January 1999 and was recorded net of the amount to be paid to his beneficiary under the terms of the SERP.


     Gross Profit. Total gross profit increased to $413.6 million in 1999, compared to $328.6 million in 1998, an increase of 25.9%, due mainly to the additional gross profit generated by our 1998 and 1999 acquisitions.

     Expressed as a percentage of sales, gross profit increased to 27.4% for 1999, compared to 24.3% in 1998. This increase was primarily due to costs of raw materials declining at a more rapid rate than selling prices for most of our products during most of 1999. Also, in the latter half of 1999, when suppliers announced price increases for many of our materials, our sales force was able to increase selling prices to our customers before the increased costs became effective. This allowed us to expand our gross margin percentage during this period of changing prices. In addition, certain of our recent acquisitions typically operate at higher gross margin percentages than we have operated historically at on a consolidated basis. This positively contributed to the improvement in gross margin as a percentage of sales in 1999.


     Expenses. SG&A expenses increased $58.3 million, or 26.5%, for 1999 due to the increased sales volume primarily from our 1998 and 1999 acquisitions. These expenses represented 18.4% of sales in 1999 and 16.3% of sales in 1998. The increase in expenses as a percentage of sales was primarily due to lower selling prices during 1999, and the typically higher expense levels of certain of our 1999 acquisitions than those that we have experienced historically on a consolidated basis. These acquired companies also operate at higher gross margin levels, as discussed above. Excluding the businesses we acquired in 1998 and 1999, these expenses decreased by $1.3 million in 1999 compared to 1998 on an increased sales volume of 2.4%. This illustrates the impact of lower selling prices on these expenses expressed as a percentage of sales.


     Depreciation and amortization expense increased $6.2 million for 1999 compared to 1998. The increase was primarily due to the inclusion of both the depreciation expense and the amortization of goodwill related to our 1998 and 1999 acquisitions.


     Interest expense increased by 32.5% in 1999 compared to 1998 due to an increase in the average debt outstanding to fund primarily businesses we acquired in the second half of 1998. These acquisitions increased the 1999 beginning debt outstanding, which was then reduced slightly during the year.


     Operating Income. Income from operations increased to $116.3 million in 1999 from $93.6 million in 1998. The increase was mainly attributable to increased gross profit margins and the operating income from our 1998 and 1999 acquisitions.


     Income Tax Rate. Our effective income tax rate decreased from 40.6% in 1998 to 40.2% in 1999, mainly due to our receipt of tax-free life insurance proceeds during 1999. The effect of this benefit was somewhat offset by increased non-deductible amortization of goodwill for certain of our 1998 and 1999 acquisitions.



     Net Income. Included in pretax income for 1999 was a one-time net gain of $2.3 million from life insurance proceeds discussed above. This resulted in net income of $0.05 per diluted share in the 1999 period.


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2001, working capital amounted to $381.8 million compared to $347.7 million at December 31, 2000. The increase was primarily due to the additional working capital from our 2001 acquisitions and slight increases in receivables and inventory. The sudden slowdown in the semiconductor and electronics industries late in the 2001 first quarter caused these increases. Our capital requirements are primarily for working capital, acquisitions, and capital expenditures for continued improvements in plant capacities and material handling and processing equipment.

     At December 31, 2000, working capital was $347.7 million, compared to $273.0 million at December 31, 1999. The increase in working capital was primarily caused by including working capital from our acquisitions and increasing our inventory and accounts receivable balances to support our increased sales levels. Cash flow from operations decreased in 2000 compared to 1999 mainly due to an increase in our working capital to support our increased sales activity. This increased sales activity included a greater portion of higher priced products and higher average selling prices at December 31, 2000 compared to December 31, 1999. Our inventory turnover rate remained at just under five times, consistent with 1999. The accounts receivable days sales outstanding rate increased somewhat at December 31, 2000, primarily due to increased sales to customer markets that typically receive longer payment terms than most other customer markets that we serve, such as the semiconductor and aerospace markets.


     Our primary sources of liquidity are generally from internally generated funds from operations and our revolving line of credit. Our current bank facilities allow for an aggregate of $250 million in borrowings. After giving effect to the acquisition of the assets and liabilities of the steel service center division of Pitt-Des Moines, Inc. and to this offering and the application of the proceeds therefrom, we expect to have approximately $128 million outstanding.



     Our syndicated credit facility has a borrowing limit of $200 million. At March 31, 2001, $175 million was outstanding under this credit facility, compared to $85 million outstanding as of December 31, 2000. The purchases of Aluminum and Stainless and Viking Materials were funded with borrowings on this line of credit. We expect to reduce the amount outstanding with the proceeds from this offering. We are currently in the process of refinancing our existing $200 million line of credit to increase the amount to support our future operations and expected growth opportunities. We have engaged Bank of America, lead agent under the syndicated facility, to assist with this refinancing.


     We also have a credit facility allowing us to issue letters of credit in an amount not to exceed $10 million, which we amended in October 2000 to provide for cash advances of up to $50 million to allow us to meet our short-term requirements until the refinancing of the syndicated credit facility is completed. At December 31, 2000, $43.9 million was outstanding under this cash advance facility; however, in February 2001, the cash advance was paid off through an exchange of debt using our syndicated credit facility. As of March 31, 2001, no amounts were outstanding under the cash advance facility. In April 2001, this facility was extended through December 31, 2001.

     We also have senior unsecured notes outstanding in the aggregate amount of $290 million. The senior notes have maturity dates ranging from 2002 to 2010, with an average life of 9.1 years. The senior notes bear interest at an average fixed rate of 6.83% per annum.

     Our operations provided cash of $11.9 million in the three months ended March 31, 2001, as compared to $4.0 million of cash used in operations during the corresponding period of 2000, primarily due to the lower working capital level necessary to support the lower sales volume experienced during the 2001 period.

     Our capital expenditures, excluding acquisitions, were $8.5 million for the three months ended March 31, 2001. Our 2000 net capital expenditures, excluding acquisitions, were $30.4 million. We had no material commitments for capital expenditures as of March 31, 2001, but we expect our capital expenditures in 2001 to be consistent with our expenditures in 2000.

     Our Stock Repurchase Plan allows us to repurchase up to a total of 6,000,000 shares. Since the inception of the Stock Repurchase Plan in 1994, we have purchased a total of 5,538,275 shares of our common stock, at an average purchase price of $14.94 per share, as of March 31, 2001, all of which are authorized but unissued shares. We did not repurchase any shares during 1999. In 2000, we repurchased 2,865,950 shares of our common stock at an average purchase price of $19.64 per share, for a total of $56.3 million. Our largest purchase of stock in 2000 was the purchase of 2,270,000 shares in a single private transaction from the Gimbel Trust for $43.9 million. Thomas W. Gimbel, one of our directors, is a co-trustee of the Gimbel Trust. Certain resale restrictions on the shares made a purchase unattractive to financial institutions, but the Gimbel Trust desired to sell the shares to meet estate tax obligations. No shares have been repurchased thus far in 2001. We believe such repurchases enhance shareholder value and reflect our confidence in the long-term growth potential of our stock.


     Our sources of liquidity, as discussed above, were sufficient for 2000 operations and to fund our acquisitions and stock repurchases. In 2000, we paid approximately $41.1 million for our acquisitions and $56.3 million to repurchase our stock. Thus far in 2001, we have paid approximately $43.2 million for our completed acquisitions and have entered into an agreement to pay $97.5 million for a pending acquisition, if completed. We have not repurchased any stock thus far in 2001.

     After giving effect to the net proceeds received from this offering, we anticipate that funds generated from operations and funds available under our line of credit will be sufficient to meet our working capital needs for the foreseeable future and to allow us to make acquisitions in the future, including the pending acquisition of certain assets and liabilities of Pitt-Des Moines, Inc.

INFLATION


     Our operations have not been, and we do not expect them to be, materially affected by general inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in metal prices.


SEASONALITY

     Some of our customers may be in seasonal businesses, especially customers in the construction industry. As a result of our geographic, product, and customer diversity, however, our operations have not shown any material seasonal trends. Revenues in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are therefore not necessarily indicative of annual results.

GOODWILL

     Goodwill, which represents the excess of cost over the fair value of net assets acquired, amounted to $253.7 million at March 31, 2001, or approximately 23.8% of total assets or 61.3% of consolidated shareholders' equity. The amortization of goodwill in the first quarter of 2001 was $1.7 million, or approximately 8.2% of pretax income. We consider our estimate of the useful life of goodwill of 40 years to be appropriate due to the long-term nature of our business, including our customers, supply sources, and longevity of operations. The risk associated with the carrying value of goodwill is whether future operating income (before amortization of goodwill) will be sufficient on an undiscounted basis to recover the carrying value. We review the recoverability of goodwill whenever significant events or changes occur which might impair the recovery of recorded costs. The measurement of possible impairment is based on either significant losses of an entity or the ability to recover the balance of the long-lived asset from expected future operating cash flows on an undiscounted basis. If an impairment exists, the amount of such impairment would be calculated based upon the discounted cash flows or the market values as compared to the recorded costs. We believe the recorded amounts for goodwill are recoverable and no impairment exists at March 31, 2001. However, any significant change in our estimate of the useful lives of goodwill, or any changes to accounting for goodwill as new accounting standards are issued in the future, could have a material adverse effect on the future results of our operations and financial condition.

MARKET RISK

     In the ordinary course of business, we are exposed to various market risk factors, including changes in general economic conditions, domestic and foreign competition, foreign currency exchange rates, and metal pricing and availability. Additionally, we are exposed to market risk primarily related to our fixed rate long-term debt. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Decreases in interest rates may affect our market value of fixed rate debt. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. Based on our debt, we do not consider the exposure to interest rate risk to be material. Our fixed rate debt obligations are not callable until maturity.

                         METALS SERVICE CENTER INDUSTRY

     Metals service centers acquire products from primary metals producers and then process carbon steel, aluminum, stainless steel, and other metals to meet customer specifications, using techniques such as blanking, leveling (or cutting-to-length), sawing, shape cutting, and shearing. These processing services save our customers time, labor, and expense and reduce their overall manufacturing costs. Specialized equipment used to process the metals requires high-volume production to be cost effective. Many manufacturers are not able or willing to invest in the necessary technology, equipment, and inventory to process the metals for their own manufacturing operations. Accordingly, industry dynamics have created a niche in the market. Metals service centers purchase, process, and deliver metals to end-users in a more efficient and cost-effective manner than the end-user could achieve by dealing directly with the primary producer or with an intermediate steel processor. Industry analysts estimate that, historically in the United States, based on tonnage, metals service centers and processors annually purchase and distribute approximately:

     - 30% of all carbon industrial steel products produced in the United
       States;

     - 45% of all stainless steel produced in the United States; and

     - 36% of all aluminum sold in the mill/distributor shared markets (which excludes that sold for aluminum cans, among other things).

     These percentages have not changed significantly in the last five years. The metals distribution industry is currently estimated to generate more than $75 billion in revenues in the United States, up from approximately $40 billion in revenues in 1996.

     The metals service center industry is highly fragmented and intensely competitive within localized areas or regions. Many of our competitors operate single stand-alone service centers. According to industry sources, the number of intermediate steel processors and metals service center facilities in the United States has decreased from approximately 7,000 in 1980 to approximately 3,400 in 2000. This consolidation trend should create new opportunities for us to make acquisitions.

     Metals service centers are less susceptible to market cycles than producers of the metals, because service centers are generally able to pass on all or a portion of price increases to their customers. Service centers with the most rapid inventory turnover are generally the least vulnerable to changing metals prices.

     Customers purchase from service centers to obtain value-added metals processing, readily available inventory, reliable and timely delivery, flexible minimum order size, and quality control. Many customers deal exclusively with service centers because the quantities of metal products that they purchase are smaller than the minimum orders specified by mills or because those customers require intermittent deliveries over long or irregular periods. Metals service centers respond to a niche market created because of the focus of the capital goods and related industries on just-in-time inventory management and materials management outsourcing, and because integrated mills have reduced in-house direct sales efforts to small sporadic purchasers to enhance their production efficiency.

                                    BUSINESS

OVERVIEW

     We are one of the five largest metals service center companies in the United States. Our network of 24 divisions and 15 subsidiaries (not including American Steel, L.L.C.) operates 80 metals service centers in 23 states, France and South Korea. Through this network, we provide metals processing services and distribute a full line of metal products, including aluminum, brass, copper, carbon steel, titanium, stainless steel, alloy, and specialty steel products, to more than 70,000 customers in a broad range of industries.

     Our primary business strategy is to enhance our operating results through strategic acquisitions and expansion of our existing operations. This strategy and our proven operating methods have enabled us to outperform most of our competitors in the metals service center industry. We have reported eight consecutive years of record net income and sales, over which time, our net income has increased at a compound annual growth rate of approximately 30% on a compound annual sales growth rate of 22%. In 2000, we had net sales of over $1.7 billion and net income of $62.3 million.

HISTORY OF RELIANCE

     Reliance Steel & Aluminum Co. was organized as a California corporation on February 3, 1939, and commenced business in Los Angeles, California fabricating steel reinforcing bar. Within ten years, we had become a full-line distributor of steel and aluminum, operating a single metals service center in Los Angeles. In the early 1950's, we automated our materials handling operations and began to provide processing services to meet our customers' requirements. In the 1960's, we began to acquire other companies and to establish additional service centers, expanding into other geographic areas.

     In the mid-1970's, we began to establish specialty metals centers stocked with inventories of selected metals such as aluminum, stainless steel, brass, and copper, and equipped with automated materials handling and precision cutting equipment. We recently formed RSAC Management Corp., a California corporation, to operate as a holding company for all of our subsidiaries and to provide administrative and management services to all of our metals service centers.

COMPETITIVE STRENGTHS

     We have generally outperformed our peer group since becoming a public company. As a result, shareholders' equity has increased dramatically, from approximately $150 million in 1994 (just after our initial public offering) to approximately $403 million in 2000. We believe that we are well positioned to further enhance shareholder value by increasing earnings and dividends and focusing on our competitive strengths, including:

          ENTREPRENEURIAL ENVIRONMENT. Our decentralized management and operational structure provides a high degree of autonomy for each of our operations and contributes significantly to our profitability. We encourage managers to run their operations with a sense of ownership.

          Corporate management focuses on our overall performance, establishes and maintains financial controls, and provides financial, information systems, and administrative assistance to 24 separate operating divisions and 15 subsidiaries. Corporate management also develops our business strategy, goals, and general operating guidelines, maintains strong relationships with our suppliers, and oversees the operating managers.

          Our division and subsidiary managers are responsible for the profitability and growth of their particular operating units. A significant portion of their annual compensation is tied to the financial performance of their operating units. These managers purchase, market, price, process, and deliver the products and seek to maintain good relationships and communication with their customers in order to anticipate their customers' needs and requirements. Our management and operational structure provides incentives to division and subsidiary managers to pursue profitable growth opportunities, attain financial objectives, and deliver superior customer service.

          CUSTOMER, PRODUCT AND GEOGRAPHIC DIVERSITY. Many flat-roll processors specialize in serving a limited number of customers with a large volume of processed carbon steel sheet or coil. By contrast, we process and distribute a wide variety of metal products to more than 70,000 customers from our facilities in 23 states and in France and South Korea, thereby offering a more diverse product mix to a greater number of customers than most of our competitors. Our products include aluminum, brass, copper, galvanized, hot-rolled and cold-finished carbon steel, titanium, stainless steel, alloy, and specialty steel. In 2000, our average order size was approximately $940, and no customer represented more than 1% of our sales. We focus on these small orders with a quick turnaround. Since our initial public offering in 1994, we have greatly expanded our geographic presence and now serve customers throughout the United States and internationally from our facilities in France and South Korea. Such diversification reduces our exposure to the financial or economic variability of any particular customer group or geographic region. We further increased our diversity in January 2001 by acquiring Aluminum and Stainless, which adds customers serving the oil and gas industry of the U.S. Gulf Coast, and Viking Materials which is based in Minneapolis, Minnesota.

          SUPERIOR SERVICE AND PRODUCTS. Our reputation for integrity and the quality and timeliness of our service has enhanced the loyalty of our customers to us and has assisted our marketing efforts to new customers. Our speed and range of service and the size and variety of our inventory distinguish us from our competition. We offer a full line of more than 80,000 metal products to fill a wide variety of customer needs. Because local managers have significant operational control, our metals service centers are able to react quickly to changes in local market and customer demands. In 2000, we delivered 50% of our orders within 24 hours after receiving them. This quick turnaround allows us to report higher gross margins than many of our peers. We have developed strong relationships with our customers to identify their needs early so we can respond to the short lead time and just-in-time delivery requirements common in the industry. According to a prominent industry survey, we have been ranked #1 among service centers in the United States in overall customer satisfaction for four consecutive years.

          SUCCESSFUL INTEGRATION OF ACCRETIVE ACQUISITIONS. We have a strong track record of supplementing our internal earnings growth through strategic acquisitions. As one of the most active and able acquirors in the industry, we are offered many opportunities that our competitors do not receive. Historically, we have been very successful at improving the sales and profitability of our acquired companies by applying our purchasing power, access to lower-cost capital, and operating knowledge. We typically retain the acquired company's management team to preserve existing customer relationships and ensure a seamless transition of the business. Our reputation is also of benefit in seeking growth opportunities, as we are seen by many smaller service centers as the "acquiror of choice."

          INVENTORY MANAGEMENT. We carefully monitor our inventory, both in-house and in-transit, to avoid unnecessary commitments of working capital but to maintain an adequate supply to respond quickly to customer orders. We maintain in inventory products with a broad range of shapes, sizes, and metals to speed delivery to customers. We tailor our inventory and processing services at each service center to customer requirements in the market that facility serves. By monitoring inventories, our local management is able to accurately judge their own inventory requirements. This has allowed us to react more quickly than many of our peers to changing metals prices and to better manage our working capital. We establish minimum inventory turnover rates for divisions and subsidiaries. Under our bonus plan, division and subsidiary managers directly benefit if they maintain efficient levels of inventory and accounts receivable. In 2000, our inventory turned about five times a year, compared to the industry average of less than four times a year.

          STRONG SUPPLIER RELATIONSHIPS. We have consistently maintained good relationships with high-quality suppliers and seek to retain our status as a valued customer to each of these suppliers. Our large purchasing volumes enable us to purchase materials on attractive terms, including price. We meet regularly with our suppliers to gain an understanding of their capabilities and products and to communicate our own customers' requirements and strategic goals and to evaluate methods to mutually provide the best service and products to our customers.

BUSINESS STRATEGY


     Traditionally, metals service centers have been small, privately-owned businesses. We believe that we have greater diversity, more experience, better access to lower-cost capital, greater materials purchasing power, and more successful operating techniques than most of these businesses. These businesses from time to time become candidates for acquisition or consolidation. We have expanded both through acquisitions and internal growth.


     Our long history of success is a direct result of our proven operating and management policies. Our corporate officers maintain financial controls and establish general policies and operating guidelines. Our division and subsidiary managers have virtual autonomy with respect to day-to-day operations. This balanced, yet entrepreneurial management style improves the productivity and profitability both of our acquired businesses and of our own expanded operations. We award successful division and subsidiary managers and other management personnel incentive compensation. This incentive compensation is based in part on the profitability of their particular operating unit as determined by the rate of return on assets.

     We have adopted a long-term business strategy to increase our profitability by expanding our existing operations and acquiring businesses. We seek acquisitions that are strategically located or positioned to diversify our customer base, product range, and geographic accessibility. We have developed an excellent reputation in the industry for our integrity and the quality and timeliness of our service to customers. The following describe key elements of our strategy for future growth:


          PROFITABLY EXPAND EXISTING OPERATIONS. We seek to maximize our internal growth by maintaining state of the art facilities, machinery and equipment and adding new products or new processes to existing operations. We consistently seek to increase our market share. We continually evaluate opportunities to expand our existing operations by opening facilities in new locations and expanding product and service offerings at existing facilities. Our entrepreneurial approach to management encourages local managers to identify opportunities within their markets to add value through increased product and service offerings.



          IDENTIFY AND ACQUIRE COMPLEMENTARY BUSINESSES. Our senior management team seeks businesses or strategic asset purchases that will be immediately accretive to earnings and strategically positioned to diversify or enhance our customer base, product availability, or geographic coverage. We believe that we can continue to grow through acquisitions because of the highly fragmented nature of the industry, which still consists of many small, privately-owned businesses that lack our diversity, experience, access to lower-cost capital, and successful operating techniques.



          USE ADVANCED SYSTEMS TO MANAGE OUR OPERATIONS. We recognize that efficient systems, in addition to efficient equipment, increase productivity, and we continually evaluate technological changes that may facilitate our distribution business and enhance profitability. We are a low-cost producer in part because of our heavy capital investment in equipment. We also have developed materials handling and processing systems. We believe our systems enable sales and marketing personnel to respond to customers' inquiries more efficiently and more effectively than our competitors.


RECENT ACQUISITIONS

     Our disciplined acquisition strategy has proven successful over time, but that may not be indicative of future results. Since our initial public offering in 1994, we have invested approximately $670 million to acquire businesses, and we have successfully completed and integrated more than 20 acquisitions. These acquisitions serve customers through more than 50 locations in 21 different states.

     In 2001 to date, we acquired the businesses described below:

     - ALUMINUM AND STAINLESS, INC. Effective January 19, 2001, we acquired all of the outstanding capital stock of Aluminum and Stainless, Inc. At the time of the acquisition, Aluminum and Stainless operated one metals service center based in Lafayette, Louisiana. In March 2001, we opened a branch operation of Aluminum and Stainless in New Orleans, Louisiana, by purchasing assets of another metals service center. Aluminum and Stainless provides non-ferrous products primarily related to the marine industry for use in the production of large commercial vessels servicing offshore oil rigs. Aluminum and Stainless had revenues in 2000 of approximately $22 million.

     - VIKING MATERIALS, INC. Effective January 18, 2001, we purchased all of the outstanding capital stock of Viking Materials, Inc., based in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc., based near Chicago, Illinois, which operates as a wholly-owned subsidiary of Viking Materials. Viking Materials provides primarily carbon steel flat-rolled products to our customers in the Midwestern United States. In 2000, Viking and Viking Illinois had combined revenues of approximately $90 million.

     On May 18, 2001, we agreed to purchase substantially all of the assets and liabilities of the metals service centers division of Pitt-Des Moines, Inc. for $97.5 million. This business consists of seven metals service centers in Stockton, Fresno and Santa Clara, California; Sparks, Nevada; Spanish Fork, Utah; Cedar Rapids, Iowa; and the stock of General Steel Corporation which has a facility in Woodland, Washington. The 2000 sales for this business were approximately $216 million. These metals service centers process and distribute carbon steel products consisting primarily of heavy structurals and plate for customers mostly in the capital goods and construction industries. We expect to close this transaction no earlier than July 2, 2001, subject to completing our due diligence and obtaining any necessary regulatory approval, but we cannot assure you that we will complete this acquisition.

INTERNAL GROWTH

     We continue to expand the product lines and increase the capacities and market share of our existing metals service centers while pursuing new acquisitions. Recently, we have expanded our existing operations as described below:

     Through our 97%-owned subsidiary Valex Corp., we formed our first foreign subsidiary and opened an international distribution center in 1999 in Fuveau, France. Valex also formed a joint venture, Valex Korea Co., Ltd., in 1999. Valex owns 66.5% of the joint venture, and the individual who owned another company that had been an independent distributor of Valex's products in South Korea owns the remaining 33.5%. Valex Korea constructed a facility near Seoul, South Korea and began operations in this new facility during the second half of 2000. Valex Korea is the only ultra high-purity stainless steel tubing and fittings manufacturing plant in South Korea and services the Asian semiconductor industry. Valex purchased certain of the assets of one of our domestic competitors for use in this new facility.

     During 2000, we purchased certain assets of an existing metals service center and opened a satellite operation of our Bralco Metals division near Seattle, Washington. This facility serves the growing metals processing needs of our customers in the Pacific Northwest market. Bralco Metals processes and distributes primarily aluminum, brass, copper, and stainless steel products to our customers.

     Also in 2000, our subsidiary Service Steel Aerospace Corp. established a local presence in Wichita, Kansas to service our growing customer base. Service Steel Aerospace Corp. uses a portion of the existing Reliance Metalcenter facility in Wichita for its operations. Reliance Metalcenter is one of our divisions. Service Steel Aerospace Corp., through its subsidiary United Alloys Aircraft Metals, Inc., acquired assets of the metals service center division of United Alloys, Inc. in August 2000. In 2000, Service Steel Aerospace Corp. also combined two California facilities by moving its Long Beach facility into the facility of United Alloys Aircraft Metals in Vernon.

     We also built an 82,000 square-foot facility in Tampa, Florida for our subsidiary Phoenix Corporation. The new facility replaces a much smaller facility in Tampa and has a more efficient layout and material flow and a new 72-inch wide Red Bud leveling line. This metals service center processes and distributes precision cut blanks and sheets of mostly flat-rolled aluminum, stainless steel, and coated carbon steel products.

     Our wholly-owned subsidiary, AMI Metals, Inc., recently introduced its first blanking line in its Fort Worth, Texas facility to provide cut-to-size processing of aluminum sheet primarily for the aerospace market.

OUR TRADE NAMES

     We currently operate metals service centers under the following trade names:

                                            NO. OF
               TRADE NAME                  LOCATIONS   PRIMARY PRODUCTS PROCESSED & DISTRIBUTED
               ----------                  ---------   ----------------------------------------
RELIANCE DIVISIONS
  Affiliated Metals......................      1       Plate and Flat-Rolled Aluminum and
                                                       Stainless Steel
  Arrow Metals...........................      2       Aluminum, Brass and Copper
  Bralco Metals..........................      3       Aluminum, Brass, Copper and Stainless
                                                       Steel
  Engbar Pipe & Steel Co.................      1       Carbon Steel Bars, Pipe and Tubing
  MetalCenter............................      1       Flat-Rolled Aluminum and Stainless Steel
  Reliance Metalcenter...................     11       Variety of Carbon Steel and Non-Ferrous
                                                       Metal Products
  Reliance Steel Company.................      2       Carbon Steel
  Tube Service Co. ......................      6       Specialty Tubing
ALLEGHENY STEEL DISTRIBUTORS, INC. ......      1       Carbon Steel
ALUMINUM AND STAINLESS, INC. ............      2       Aluminum Sheet, Plate and Bar
AMERICAN METALS CORPORATION..............      3       Carbon Steel
AMI METALS, INC. ........................      6       Heat Treated Aluminum Sheet and Plate
CCC STEEL, INC.
  CCC Steel..............................      1       Structural Steel
  IMS Steel Co. .........................      1       Structural Steel
CHATHAM STEEL CORPORATION
  Chatham Steel..........................      5       Full-Line Service Center
  Chatham Processing Services............      1       Metal Fabrication
DURRETT SHEPPARD STEEL CO., INC. ........      1       Carbon Steel Plate, Bar and Structural
LIEBOVICH BROS., INC.
  Liebovich Steel & Aluminum Company.....      1       Full-Line Service Center
  Architectural Metals, Inc. ............      1       Metal Fabrication
  Good Metals, Inc.......................      1       Tool and Alloy Steels
  Hagerty Steel & Aluminum Company.......      1       Carbon Steel Flat-Roll and Plate
  Liebovich Custom Fabricating Company...      1       Metal Fabrication
LUSK METALS..............................      1       Precision Cut Aluminum Plate and Aluminum
                                                       Sheet and Extrusions
PHOENIX CORPORATION
  Phoenix Metals Company.................      5       Flat-Rolled Aluminum, Stainless Steel and
                                                       Coated Carbon Steel
  Steel Bar..............................      1       Carbon Steel Bars and Tubing
SERVICE STEEL AEROSPACE CORP.
  Service Steel Aerospace................      2       Stainless and Alloy Specialty Steels
  United Alloys Aircraft Metals, Inc.....      1       Titanium Products

                                            NO. OF
               TRADE NAME                  LOCATIONS   PRIMARY PRODUCTS PROCESSED & DISTRIBUTED
               ----------                  ---------   ----------------------------------------
SISKIN STEEL & SUPPLY COMPANY, INC.
  Siskin Steel...........................      4       Full-Line Service Centers
  East Tennessee Steel Supply, Inc.......      1       Carbon Steel Plate, Bar and Structurals
  Georgia Steel Supply Company...........      1       Full-Line Service Center
TOMA METALS, INC. .......................      1       Stainless Steel
VALEX CORP.
  Valex..................................      6       Specialty Tubing
  Valex S.A.R.L..........................      1       Specialty Tubing
  Valex Korea Co., Ltd...................      1       Specialty Tubing
VIKING MATERIALS, INC.
  Viking Materials.......................      1       Flat-Rolled Carbon Steel
  Viking Materials of Illinois, Inc......      1       Flat-Rolled Carbon Steel

CYCLICALITY

     We distribute metal products to customers in a variety of industries, including manufacturing, construction, transportation, aerospace, and semiconductor fabrication. Many of the industries in which our customers compete are cyclical in nature and are subject to changes in demand based on general economic conditions. Because we sell to a wide variety of customers in several industries, we believe that the effect of such changes on us is significantly reduced. We cannot assure you, however, that we will be able to increase or maintain our level of sales in periods of economic downturn. The U.S. economy began to experience a general slowing in the second half of 2000 that has continued into 2001. We were somewhat impacted by the economic downturn in 2000. This slowing is currently affecting us in all areas of the country and for all products except those sold for the aerospace market and has negatively affected our 2001 financial results to date.


     We are also subject to fluctuations in the costs of our materials, which affect the prices we can charge to our customers. Selling a diverse product mix partially offsets fluctuations in the costs of our materials. However, during 1998 and through the first half of 1999, metals costs of most products reached their lowest levels in the past fifty years. This occurred due to overcapacity at the producer level in both domestic and foreign markets and historically high import levels of primarily carbon and stainless steel products into the United States. Continued strong demand allowed domestic producers to announce increases in metals costs for most of our products that began to take effect in late 1999 and continued into 2000. However, these increases were short-lived, as costs for most metals began to decline in response to decreased demand caused by a slowing economy in the second quarter of 2000. In 2001 to date, costs have remained at these lower levels, with the exception of certain heat treated aluminum products. We are typically able to pass the increases in metals costs on to our customers; however, we cannot guarantee that the spread between our metals costs and selling prices will continue at the levels experienced during 2000 and 1999. If our costs increase as a result of increased energy costs, we intend to pass these increases on to our customers. If we are able to pass on any increased metals and other costs to our customers, we should be able to record increased revenue and gross margin dollars on a consistent volume basis.


CUSTOMERS

     We have more than 70,000 metals service center customers. In 2000, no single customer accounted for more than 1% of our sales, and more than 90% of our orders were from repeat customers. Our customers are manufacturers and end-users in the general manufacturing, construction (both commercial and residential), transportation (rail, truck and auto after-market), semiconductor fabrication, and aerospace industries. Our metals service centers wrote and delivered over 1.8 million orders during 2000. Most of the metals service center customers are located within a 150-mile radius of the metals service centers. The proximity of our centers to our customers helps us provide just-in-time delivery to our customers. With our own fleet of 533 trucks (some of which are leased) we are able to service many smaller customers. Moreover, our computerized order entry system and flexible production scheduling enable us to meet customer requirements for short lead times and just-in-time delivery. Approximately 2% of our sales were to international customers in 2000, with almost half of these sales from Valex, which has facilities serving the European and Asian markets.

     We serve our customers primarily by providing quick delivery, metals processing and inventory management services. We purchase a variety of metals from primary producers and sell these products in smaller quantities. For approximately 50% of our sales, we provide first-stage metals processing services before distributing the products to manufacturers and other end-users. For orders that do not require extensive or customized processing, products generally are shipped within 24 hours from receipt of an order. We provide metals processing services to meet our customer specifications, including bar turning, bending, blanking, deburring, electropolishing, fabricating, forming, grinding, leveling, machining, pipe threading, precision plate sawing, punching, sawing, shape cutting, shearing, skin milling, slitting, tee splitting and straightening, twin milling, welding and wheelabrating. These services save time, labor, and expense for customers and reduce customers' overall manufacturing costs. During 2000, we handled approximately 7,380 transactions per business day (up from 3,100 in 1996), with an average revenue of approximately $940 per transaction. Our total revenues for 2000 were over $1.7 billion.

     We believe that our long-term relationships with many of our customers significantly contribute to the success of our business. Providing prompt and efficient services and quality products at reasonable prices are important factors in maintaining these relationships.

     Historically, California has been our largest market, but we are less dependent on that market now than we were previously. California represented 33% of our 2000 sales, which was a significant decrease from 45% of our 1997 sales. The Southeast region of the U.S. represented 30% of 2000 sales compared to 17% of 1997 sales. We expect California to continue to be our largest market, but we have significantly expanded our facilities geographically by making strategic acquisitions and increasing our physical capabilities through capital expenditures to decrease our dependence on this market.

SUPPLIERS


     We purchase our inventory from the major metals mills, both domestic and foreign, and have multiple suppliers for all of our product lines. Our major suppliers of domestic carbon steel products include California Steel Industries, Hanna Steel, Huntco Steel, Northwestern Steel & Wire, Nucor and USS-POSCO Industries. Allegheny Technologies, Handy & Harman, International Stainless Steel Co., Mexinox U.S.A., North American Stainless and Plymouth Tube supply stainless steel products. We are a recognized distributor for various major aluminum companies, including Alcoa, Alcan, Commonwealth Aluminum, Kaiser Aluminum, McCook Metals, Ormet Aluminum Mill Products and Pechiney Rolled Products. We also maintain relationships with international suppliers of our various products. Because of our total volume of purchases, we expect that we are able to purchase inventory at the best prices offered by the suppliers, given the order size. The supply of certain heat treated aluminum products in early 2001 was limited because of the increase in aerospace demand in late 2000 and the closures of certain aluminum mill plants caused by high energy costs. This caused costs of these metals to increase in late 2000 and early 2001. We believe that we are not dependent on any one of our suppliers for metals and that our relationships with our suppliers are very strong. We have worked closely with our suppliers in order to become an important customer for each major supplier of our metals for our core product lines.


PRODUCTS AND PROCESSING SERVICES

     We provide a wide variety of processing services to each customer's specifications and deliver the products to manufacturers and other end users. We maintain a wide variety of products in inventory. For orders other than those requiring extensive or specialized processing, we generally deliver products to the customer within 24 hours after receiving the order. The following chart shows the approximate percentages of our sales in 2000, by product.

[GRAPH]

                             HEAT
                       TREATED|ALUMINUM               STAINLESS         COMMON
                            PLATE,        ALUMINUM      STEEL       ALLOY|ALUMINUM
ELECTROPOLISHED             SHEET           BAR      PLATE,|SHEET    PLATE,|SHEET
STAINLESS| STEEL TUBING      AND            AND          AND             AND             CARBON            CARBON
AND|FITTINGS|3%            COIL|11%       TUBE|6%      COIL|10%        COIL|8%       STEEL|TUBING|7%   STEEL|PLATE|10%
---------------------  ----------------   --------   ------------   --------------   ---------------   ---------------
3                             11             6            10               8                7                10


      HOT                     GALVANIZED|STEEL                                                     STAINLESS
  ROLLED|STEEL                     SHEET         COLD|ROLLED|STEEL|SHEET                             STEEL
   SHEET|AND      CARBON            AND                    AND                    CARBON            BAR|AND
    COIL|5%    STEEL|BAR|7%       COIL|6%                COIL|5%           STEEL|STRUCTURALS|12%    TUBE|5%     MISC.|5%
  ------------ ------------   ----------------   -----------------------   ---------------------   ---------    --------
         5            7                6                     5                       12                 5          5

     We do not depend on any particular customer group or industry because we process a variety of metals. Because of this diversity of product type and material, we are less exposed to fluctuations or other weaknesses in the financial or economic stability of particular customers or industries. We also are less dependent on particular suppliers.

     For our largest product type (sheet and coil), we purchase coiled metal from primary producers in the form of a continuous sheet, typically 36 to 60 inches wide, between 0.015 and 0.25 inches thick, and rolled into 3 to 20 ton coils. The size and weight of these coils require specialized equipment to move and process the coils into smaller sizes and various products. Few of our customers have the capability of processing the metal into the desired products.

     After receiving an order, we enter it into our computerized order entry system, select appropriate inventory and schedule the processing to meet the specified delivery date. About half of the orders specify delivery within 24 hours. We attempt to maximize the yield from the various metals that we process by combining customer orders to use each purchased product to the fullest extent practicable.


     Few metals service centers offer the full scope of processing services and metals that we provide. Our primary processing services are described below.


     - Bar turning involves machining a metal bar into a smaller diameter.

     - Bending is the forming of metals into various angles.

     - Blanking is the cutting of metals into close tolerance square or rectangular shapes.

     - Deburring is the process used to smooth the sharp, jagged edges of a cut piece of metal.

     - Electropolishing is the process used on stainless steel tubing and fittings to simultaneously smooth, brighten, clean, and passivate the interior surfaces of these components. Electropolishing is an electrochemical removal process that selectively removes a thin layer of metal, including surface flaws and imbedded impurities. Electropolishing is a required surface treatment process for all ultra high-purity components used in the gas distribution systems of semiconductor manufacturers worldwide and many sterile water distribution systems of pharmaceutical and biotechnology companies.

     - Fabricating includes performing second and/or third stage processing per customer specifications, typically to provide a part, casing or kit, which is used in the customer's end product.

     - Forming involves bending and forming plate or sheet products into customer specified shapes and sizes with press brakes.

     - Grinding or blanchard grinding involves grinding the top and/or bottom of carbon or alloy steel plate or bars into close tolerance.

     - Leveling (cutting-to-length) involves cutting metal along the width of a coil into specified lengths of sheets or plates.

     - Machining refers to performing multiple processes to a piece of metal to produce a customer specified component part.

     - Pipe threading refers to the cutting of threads around the circumference of the pipe.

     - Precision plate sawing involves sawing plate (primarily aluminum plate products) into square or rectangular shapes to tolerances as close as
       0.003 of an inch.

     - Punching is the cutting of holes into carbon steel beams or plates by pressing or welding per customer specifications.

     - Sawing involves cutting metal into customer specified lengths, shapes or sizes.

     - Shape cutting, or burning, can produce various shapes according to customer-supplied drawings through the use of CNC controlled machinery. This procedure can include the use of oxy-fuel, plasma, high-definition plasma, laser burning or water jet cutting for carbon, aluminum and stainless steel sheet and plate. Routing for aluminum plate is also performed.

     - Shearing cuts the metal into small precise pieces.

     - Skin milling grinds the top and/or bottom of a large aluminum plate into close tolerance.

     - Slitting involves cutting metal to specified widths along the length of the coil.

     - Tee splitting involves splitting metal beams. Tee straightening is the process of straightening split beams.

     - Twin milling grinds one or all six sides of a small square or rectangular piece of aluminum plate into close tolerance.

     - Welding is the joining of two or more pieces of metal.

     - Wheelabrating, shotblasting and bead blasting involve pressure blasting metal grid into carbon steel products to remove rust and scale from the surface.

     We generally process specific metals to non-standard sizes only at the request of customers pursuant to purchase orders. We do not maintain an inventory of finished products, but we carry a wide range of metals to meet the short lead time and just-in-time delivery requirements of our customers. Each of our metals service centers maintains inventory and equipment selected to meet the needs of that facility's customers.

MARKETING

     Our more than 650 sales personnel are located in 30 states, France, and South Korea and provide marketing services throughout each of those locations. The sales personnel are organized by division or subsidiary among our profit centers and are divided into two groups. Those sales personnel who travel throughout a specified geographic territory maintain relationships with our existing customers and develop new customers; we consider them our outside sales personnel. Those who remain at the facilities to write and price orders are our inside sales personnel. The inside sales personnel generally receive incentive compensation, in addition to their base salary, based on the gross profit or pretax profit of their particular profit center. The outside sales personnel generally receive incentive compensation based on the gross profit from their particular geographic territories.

50%-OWNED COMPANY

     Since July 1, 1995, we have owned 50% and had operational control of American Steel, L.L.C., a limited liability company. American Steel operates metals service centers in Portland, Oregon and Kent, Washington. American Industries, Inc. owns the other 50% of American Steel. We are entitled to purchase the remaining 50% of American Steel during the three years following the earlier of the death of the owner of American Industries or December 31, 2005. We account for this 50% investment in American Steel by the equity method, and we include 50% of American Steel's earnings in our net income and earnings per share amounts. American Metals, which operates three metals service centers located in the Central Valley of California, was a wholly-owned subsidiary of American Steel, until October 1, 1998, when we acquired all of the stock of American Metals.

QUALITY CONTROL

     Procuring high quality metal from suppliers on a consistent basis is critical to our business. We have instituted strict quality control measures to assure that the quality of purchased raw materials will enable us to meet our customers' specifications and to reduce the costs of production interruptions. We perform physical and chemical analyses on selected raw materials to verify that their mechanical and dimensional properties, cleanliness, and surface characteristics meet our requirements. We conduct similar analyses on selected processed metal before delivery to the customer. We believe that maintaining high standards for accepting metals ultimately results in reduced return rates from our customers.

     We established a program to obtain certification for most of our divisions and certain of our subsidiaries under the ISO 9002 internationally-accepted quality standard. We have obtained ISO 9002 certification at all of the specified locations. We believe that such certification is beneficial for our business and operations and that this certification provides us with access to additional customers. We expect that additional locations will obtain this certification.

SYSTEMS

     We have converted our Reliance divisions and certain of our subsidiaries from various software programs to the Stelplan(TM) manufacturing and distribution information system. Stelplan(TM) is a registered trademark of Invera Inc. Stelplan is an integrated business application system with functions ranging from order entry to the generation of financial statements. Stelplan was developed specifically for the metals service center and processor industry. Stelplan also provides information in real time, such as inventory availability, location, and cost. With this information, our marketing and sales personnel can respond to the customer's needs more efficiently and more effectively and quickly provide a product price.

     During 1999, e-commerce was introduced to the steel industry. We have considered a few different approaches to e-commerce. First, we have joined certain e-commerce metals exchanges which list us as a supplier, and we respond to inquiries placed by customers over the Internet. These exchanges may provide us access to new customers and new geographic markets. Second, the Stelplan vendor is developing an e-commerce package that directly interfaces with Stelplan. We believe this package will allow existing customers to place orders, inquire as to order status, and verify account balances directly over the Internet. Finally, our Web site allows customers, both existing and potential, to obtain general information about us and each of our locations, and to submit a credit application or order inquiry directly. Although we are developing multiple e-commerce approaches, we do not know what future effect e-commerce might have on our results of operations or financial position.

PROPERTIES

     We maintain 80 metals service center processing and distribution facilities (not including American Steel) in 23 states, France and South Korea, plus our corporate headquarters. All of our service center facilities are in good or excellent condition and are adequate for our existing operations. These facilities generally operate at about 60% of capacity, with each location averaging slightly less than two shifts operating at full capacity for a five-day work week. Thirty-two of these facilities are leased. In addition, we lease our corporate headquarters in Los Angeles, California. Siskin leases a portion of its facilities in Chattanooga, Tennessee. Liebovich also leases a portion of its facilities in Rockford, Illinois, and Chatham leases a portion of its facilities in Jacksonville, Florida. In addition, Durrett leases off-site space near its facility in Baltimore, Maryland. AMI Metals leases its corporate office space in Brentwood, Tennessee. The lease terms expire at various times through 2013, and the aggregate monthly rent is approximately $0.6 million. We own all other properties. In early 2001, Phoenix Metals relocated its Tampa, Florida operation into its newly-constructed facility. We are constructing a new, larger facility for our Reliance Metalcenter operation in Phoenix, Arizona that we expect to complete in 2001. The following table sets forth certain information with respect to each facility:

                                                              PLANT SIZE
                          LOCATION                            (SQ. FT.)
                          --------                            ----------
Alabama:
  Birmingham
     (Chatham)..............................................   110,000
     (Phoenix Metals).......................................    40,000
     (Siskin)...............................................   107,000
Arizona:
  Phoenix
     (Bralco Metals)........................................    46,000
     (Reliance Metalcenter).................................   104,000
     (Tube Service).........................................    23,000
     (Valex)................................................     2,100*
California:
  El Cajon (Tube Service)...................................    18,000
  Fontana (AMI).............................................   103,000
  Fresno (American Metals)..................................   125,000*
  Hayward (Lusk Metals).....................................    47,000*
  La Mirada (Bralco Metals).................................   140,000
  Los Angeles
     (Corporate Office).....................................    45,000*
     (Reliance Steel Company)...............................   270,000*
  Milpitas (Tube Service)...................................    58,000
  National City (Reliance Metalcenter)......................    74,000
  Rancho Dominguez (CCC Steel)..............................   316,000
  Redding (American Metals).................................    42,000*
  Santa Clara (Valex).......................................     6,000*
  Santa Fe Springs
     (MetalCenter)..........................................   155,000
     (Tube Service).........................................    66,000
  Union City (Reliance Metalcenter).........................   145,000
  Ventura (Valex)...........................................   122,000
  Vernon (United)...........................................    34,000*
  West Sacramento (American Metals).........................   108,000*

                                                              PLANT SIZE
                          LOCATION                            (SQ. FT.)
                          --------                            ----------
Colorado:
  Colorado Springs (Reliance Metalcenter)...................    68,000
  Denver
     (Engbar)...............................................    36,000*
     (Tube Service).........................................    21,000*
Florida:
  Jacksonville (Chatham)....................................    69,000
  Orlando (Chatham).........................................   127,000
  Tampa (Phoenix Metals)....................................    82,000
Georgia:
  Atlanta (Georgia Steel)...................................    83,000
  Forest Park (AMI).........................................    41,000*
  Norcross (Phoenix Metals).................................   170,000
  Savannah (Chatham)........................................   178,000
Illinois:
  Franklin Park (Viking Illinois)...........................    91,000*
  Peoria (Hagerty)..........................................   223,000
  Rockford (Liebovich)......................................   387,000
  Rockford (Liebovich Custom Fabricating)...................    30,000
  Rockford (Architectural Metals)...........................    10,000
Kansas:
  Wichita
     (AMI)..................................................    35,000*
     (Reliance Metalcenter).................................    45,000*
Louisiana:
  Lafayette (Aluminum and Stainless)........................    40,000*
  New Orleans (Aluminum and Stainless)......................    70,000*
Maryland:
  Baltimore (Durrett).......................................   260,000
Michigan:
  Wyoming (Good Metals).....................................    65,000
Minnesota:
  Minneapolis (Viking)......................................   122,000*
New Jersey:
  Swedesboro (AMI)..........................................    36,000*
New Mexico:
  Albuquerque
     (Reliance Metalcenter).................................    44,000
     (Reliance Steel Company)...............................    34,000
North Carolina:
  Charlotte (Phoenix Metals)................................    41,000
  Durham (Chatham)..........................................   110,000
  Greensboro (Steel Bar)....................................    43,000*
Ohio:
  Massillon (SSA)...........................................    27,000
Oregon:
  Portland
     (Reliance Metalcenter).................................    44,000
     (Tube Service).........................................    17,000*
     (Valex)................................................     8,000*

                                                              PLANT SIZE
                          LOCATION                            (SQ. FT.)
                          --------                            ----------
Pennsylvania:
  Allentown (Valex).........................................     5,000*
  Indianola (Allegheny).....................................    53,000*
  Johnstown (Toma Metals)...................................    73,000
South Carolina:
  Columbia (Chatham)........................................   102,000
  Spartanburg (Siskin)......................................    96,000
Tennessee:
  Brentwood (Phoenix Metals)................................    16,000*
  Chattanooga (Siskin)......................................   439,000
  Morristown (East Tennessee)...............................    29,000*
  Nashville (Siskin)........................................   117,000
Texas:
  Arlington (Reliance Metalcenter)..........................   107,000
  Austin (Valex)............................................     8,000*
  Fort Worth (AMI)..........................................    75,000*
  Garland (Arrow Metals)....................................    45,000
  Houston (Reliance Metalcenter)............................    30,000
  San Antonio
     (Arrow Metals).........................................    23,000*
     (Reliance Metalcenter).................................    77,000
Utah:
  Salt Lake City
     (Affiliated Metals)....................................    86,000
     (CCC Steel)............................................    51,000
     (Reliance Metalcenter).................................   105,000
Washington:
  Algona (AMI)..............................................    27,000*
  Kent (Bralco Metals)......................................    24,000*
  Tacoma (SSA)..............................................    26,000*
International Distribution Center
  Fuveau, France (Valex)....................................     2,600*
International Manufacturing Facility
  Seoul, South Korea (Valex Korea)..........................    41,000

---------------
* Leased. All other facilities owned.

EMPLOYEES

     As of April 30, 2001, we had a total of approximately 4,200 employees. Approximately 685 employees are covered by collective bargaining agreements, which expire at various times over the next three years. We have entered into collective bargaining agreements with fourteen different union locals at fifteen of our locations. These collective bargaining agreements have not had a material impact either favorably or unfavorably on our revenues or profitability at our various locations. We have always maintained excellent relations with our employees and have never experienced a significant work stoppage.

GOVERNMENT REGULATION

     Our metals service centers are subject to many federal, state, and local requirements to protect the environment, including hazardous waste disposal and underground storage tank regulations. The only hazardous wastes that we use in our operations are lubricants and cleaning solvents. We frequently examine ways to minimize any impact on the environment and to effect cost savings relating to environmental compliance. We pay state certified private companies to haul and dispose of our hazardous waste.

     Our operations are also subject to laws and regulations relating to workplace safety and worker health, principally the Occupational Health and Safety Act and related regulations, which, among other requirements, establish noise, dust and safety standards. We have a very strict safety policy, which we believe is one of the best in the industry. We are in material compliance with applicable laws and regulations and do not anticipate that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

ENVIRONMENTAL

     We have no outstanding unresolved issues with environmental regulators, and our products and processes present no unusual environmental concerns. We do not expect any material expenditures to meet environmental requirements. Some of the properties we own or lease are located in industrial areas, however, with histories of heavy industrial use. We may incur some environmental liabilities because of the locations of these properties. Any such liabilities would arise from causes other than our operations, but we do not expect that these liabilities would have a material adverse impact on our results of operations, financial condition, or liquidity.

BACKLOG

     Because of the just-in-time delivery policy and the short lead time nature of our business, we do not believe the information on backlog of orders is material to an understanding of our metals service center business.

LEGAL PROCEEDINGS

     From time to time, we are named as a defendant in legal actions. Generally these actions arise out of our normal course of business. We are not a party to any pending legal proceedings other than routine litigation incidental to the business. We expect that these matters will be resolved without having a material adverse effect on our results of operations or financial condition. We maintain liability insurance against risks arising out of our normal course of business.

                                   MANAGEMENT

     We attribute much of our success to the quality and depth of our management. In addition to the principal corporate officers identified below, our management team includes a talented group of division managers and subsidiary officers. This management team has substantial experience in the metals service center industry. The following are our senior corporate officers and directors:

     David H. Hannah, 49, has been the President of Reliance since November 1995 and became the Chief Executive Officer in January 1999. From January 1992 until he became the President, Mr. Hannah was our Executive Vice President and Chief Financial Officer. Mr. Hannah became a director in 1992. Mr. Hannah had served as Vice President and Chief Financial Officer from 1990 to 1992 and Vice President and Division Manager of our Los Angeles Reliance Steel Company division, from 1989 to 1990. From January 1, 1987 to July 1, 1989, Mr. Hannah was our Vice President and Chief Financial Officer, and, from 1981 to 1987, he was Chief Financial Officer. Mr. Hannah also serves as a director of American Steel, L.L.C. For eight years before joining us in 1981, Mr. Hannah, a certified public accountant, was employed by Ernst & Whinney (predecessor of Ernst & Young LLP, our auditor) in various professional staff positions.

     Gregg J. Mollins, 46, became Executive Vice President and Chief Operating Officer in November 1995. In September 1997, Mr. Mollins became a director. Mr. Mollins was Vice President and Chief Operating Officer from May 1994 to November 1995 and Vice President from 1992 to 1994. Prior to that time he had been with us for six years as Division Manager of the Santa Clara division. For ten years before joining us in 1986, Mr. Mollins was employed by certain of our competitors in various sales and sales management positions.

     Karla R. McDowell, 35, became Senior Vice President and Chief Financial Officer in February 2000. Ms. McDowell served as our Vice President and Chief Financial Officer from January 1999 to February 2000 and as Vice President and Controller from November 1995 to January 1999. From 1992 to 1995, Ms. McDowell was Corporate Controller. For four years before joining us, Ms. McDowell, a certified public accountant, was employed by Ernst & Young in various professional staff positions.

     James P. MacBeth, 53, became Vice President, Carbon Steel Operations in July 1998. From September 1995 to June 1998, Mr. MacBeth served as Division Manager of our Los Angeles Reliance Steel Company division. From December 1991 to September 1995, Mr. MacBeth was Vice President and Division Manager of Feralloy Reliance Company, L.P., a joint venture owned 50% by us. Until 1991, Mr. MacBeth held various sales and management positions after joining us in 1969.

     William K. Sales, Jr., 43, joined us as Vice President, Non-Ferrous Operations in September 1997. From 1981 to September 1997, Mr. Sales served in various sales and management positions with Kaiser Aluminum & Chemical Corp., a producer of aluminum products and one of our suppliers.

     Kevin M. Dempsey, 39, joined us in January 2001 as Chief Information Officer. Before joining us, Mr. Dempsey served as Co-Founder, President and Chief Executive Officer of VALUSTEEL, INC., a business-to-business, e-commerce Internet site that focused on the asset recovery segment of the steel industry. Prior to that, he served as Vice President of one of our competitors in Carson, California, and held several other management positions at that company over a period of 15 years.

     Donna Newton, 48, became Vice President, Human Resources in January 2001. Ms. Newton joined us as Director of Employee Benefits and Human Resources in February 1999. Before joining us, she was director of sales and service for the Los Angeles office of Aetna U.S. Healthcare and also held various management positions at Aetna (one of our service providers) over a 20-year period.

     Kay Rustand, 53, joined us as Vice President and General Counsel in January 2001. Ms. Rustand was a partner at the law firm of Arter & Hadden LLP (our counsel) in Los Angeles, California, specializing in corporate and securities law from 1989 to December 2000. Ms. Rustand served as a law clerk for the Honorable Herbert Y.C. Choy, of the U.S. Court of Appeals, 9th Circuit from 1979 to 1980.

     Joe D. Crider, 71, became our Chairman of the Board in February 1997. Mr. Crider was our Chief Executive Officer from May 1994 until his retirement in January 1999. Before becoming the Chief Executive Officer, Mr. Crider was President and Chief Operating Officer from 1987 to November 1995. Mr. Crider has been a director since 1987. From 1975 to 1987, Mr. Crider was Executive Vice President and Chief Operating Officer. Mr. Crider also serves as a director of American Steel, L.L.C.

     Thomas W. Gimbel, 49, was appointed a director in January 1999. Since 1984, Mr. Gimbel has been the President of Advanced Systems Group, which is an independent computer consulting firm servicing human resource and payroll systems requirements for diverse businesses of various sizes. From 1975 to 1984, Mr. Gimbel was employed by Dun & Bradstreet.

     Douglas M. Hayes, 56, became a director in September 1997. Mr. Hayes retired from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), where he was Managing Director of Investment Banking from 1986 to May 1997. After his retirement from DLJ, he established his own investment banking firm, Hayes Capital Corporation, located in Los Angeles, California. DLJ was an underwriter in our 1997 public equity offering and in our initial public offering in 1994 and is a predecessor of Credit Suisse First Boston (one of the underwriters).

     Robert Henigson, 75, has been a director since 1964. Mr. Henigson is a retired attorney, having been a partner of Lawler, Felix & Hall (predecessor of Arter & Hadden LLP, our counsel) prior to his retirement in 1986.

     Karl H. Loring, 77, has been a director since 1984. Mr. Loring is retired, but continues to provide tax consulting services to certain of his former clients, other than us, from time to time. From 1983 to January 1992, Mr. Loring was an officer of Knapp Communications Corporation, a publishing company. For more than five years prior to his retirement in 1983, Mr. Loring, a certified public accountant, was a tax partner for Ernst & Whinney (predecessor of Ernst & Young LLP, our auditor).

     William I. Rumer, 74, has been a director since 1957. Mr. Rumer retired from Allied Aerospace where he was an aerospace engineer from 1961 to 1985.

     Leslie A. Waite, 55, has been a director since 1977. Mr. Waite is an investment advisor and has been a principal of Waite & Associates since its formation in 1977.

                             PRINCIPAL SHAREHOLDERS

     The following table shows, as of May 31, 2001, the beneficial ownership of our common stock by (i) each person known to us who owns beneficially or of record more than five percent (5%) of our common stock, (ii) each director,
(iii) each executive officer, and (iv) all directors and executive officers as a group. The information is based on 25,227,726 shares outstanding.


                                               AMOUNT AND NATURE     PERCENTAGE OF
             NAME AND ADDRESS                    OF BENEFICIAL       SHARES OWNED
          OF BENEFICIAL OWNER(1)                 OWNERSHIP(2)       BEFORE OFFERING
          ----------------------               -----------------    ---------------
Florence A. Neilan.........................        4,198,090             16.64%
  2888 Bayshore Dr., Apt. A-12
  Newport Beach, CA 92663
Franklin Resources, Inc....................        1,989,496(3)           7.89%
  777 Mariners Island Blvd
  San Mateo, CA 94404
Thomas W. Gimbel, Janet Gimbel Rogers and
  Joanne Gimbel, Co-Trustees of the Gimbel
  Family Trust.............................          958,838(4)           3.80%
  740 Chaucer Road
  San Marino, CA 91108
Joe D. Crider..............................           94,551(5)              *
  400 A Mariposa
  Sierra Madre, CA 91024
Thomas W. Gimbel...........................          430,183(6)           1.70%
  P.O. Box 50270
  Pasadena, CA 91115
David H. Hannah............................          122,288(7)              *
Douglas M. Hayes...........................           16,875(8)              *
  2545 Roscomare Rd
  Los Angeles, CA 90077
Robert Henigson............................          339,150(9)           1.34%
  P.O. Box 345
  Deer Harbor, WA 98243
Karl H. Loring.............................           42,109(10)             *
  4460 Wilshire Boulevard, #602
  Los Angeles, CA 90010
Gregg J. Mollins...........................          101,601(11)             *
William I. Rumer...........................          773,239(12)          3.06%
  515 Ocean Avenue, #602 S.
  Santa Monica, CA 90402
Leslie A. Waite............................           70,281(13)             *
  1640 Lombardy Road
  Pasadena, CA 91106
Karla R. McDowell..........................           32,468(14)             *
James P. MacBeth...........................           51,055(15)             *
William K. Sales, Jr.......................           28,317(16)             *
All directors and executive officers as a
  group (12 persons).......................        2,102,117(17)          8.25%


---------------
 * Less than 1%.

 (1) Unless otherwise indicated, the address of each beneficial owner is 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071.

 (2) We have been advised that the named shareholders have the sole power to vote and to dispose of the shares set forth after their names, except as noted.

 (3) A Schedule 13-G was filed on behalf of Franklin Resources, Inc., parent holding company; Charles B. Johnson, principal shareholder of parent holding company; Rupert H. Johnson, principal shareholder of parent holding company; and Franklin Advisers, Inc., investment adviser, all of which disclaim beneficial ownership of the shares, which securities are reported to be beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. Of the reported shares, 1,622,000 shares are owned by Franklin Advisers, Inc., 296,996 shares are owned by Franklin Management, Inc. and 70,500 shares are owned by Franklin Advisory Services, LLC.

 (4) Excludes 319,613 shares which are held in the Gimbel Family Trust for the benefit of Mr. Gimbel. See (6) below.

 (5) These shares are held by Mr. Crider as a Co-Trustee of the Crider Family Trust, with his wife. Includes 12,750 shares issuable upon the exercise of options held by Mr. Crider, with exercise prices from $18.04 to $18.83 per share.

 (6) Includes 12,750 shares issuable upon the exercise of options held by Mr. Gimbel, with exercise prices from $18.58 to $18.83 per share and 750 shares which are owned jointly with Mr. Gimbel's wife. Includes 319,613 shares which are held in the Gimbel Family Trust for the benefit of Mr. Gimbel, but not shares held by the Gimbel Family Trust for the benefit of other beneficiaries, with respect to which Mr. Gimbel is a Co-Trustee. Excludes 13,204 shares to which Mr. Gimbel may be entitled from his parents' estates.

 (7) Includes 40,000 shares issuable upon the exercise of options held by Mr. Hannah, with exercise prices of $18.83 to $25.46 per share. All of the shares are owned jointly with Mr. Hannah's wife. Excludes 12,641 shares with respect to which Mr. Hannah has a vested right and shared voting power pursuant to our Employee Stock Ownership Plan ("ESOP").

 (8) Includes 14,625 shares issuable upon the exercise of options held by Mr. Hayes, with exercise prices from $18.83 to $26.08 per share.

 (9) Includes 11,025 shares issuable upon the exercise of options held by Mr. Henigson, with exercise prices from $18.83 to $26.08 per share.

(10) These shares are held by Mr. Loring as Trustee of The Loring Family Trust. Includes 13,125 shares issuable upon the exercise of options held by Mr. Loring, with exercise prices from $18.83 to $26.08 per share.

(11) Includes 40,000 shares issuable upon the exercise of options held by Mr. Mollins, with an exercise price of $18.83 to $25.46 per share. Excludes 4,955 shares with respect to which Mr. Mollins has a vested right and shared voting power pursuant to our ESOP.

(12) These shares are held by Mr. Rumer as Trustee of the Rumer Family Trust. Includes 14,625 shares issuable upon the exercise of options held by Mr. Rumer, with exercise prices from $18.83 to $26.08 per share. Excludes shares held by Mr. Rumer's wife and adult children as to which he disclaims beneficial ownership. Includes 1,500 shares held in Mr. Rumer's I.R.A.

(13) Includes 14,625 shares issuable upon the exercise of options held by Mr. Waite, with exercise prices from $18.83 to $26.08 per share.

(14) Includes 17,500 shares issuable upon the exercise of options held by Ms. McDowell, with exercise prices from $18.83 to $22.00 per share. Excludes 1,509 shares with respect to which Ms. McDowell has a vested right and shared voting power pursuant to our ESOP.

(15) Includes 24,563 shares issuable upon the exercise of options held by Mr. MacBeth, with exercise prices from $18.83 to $24.67 per share. Excludes 4,464 shares with respect to which Mr. MacBeth has a vested right and shared voting power pursuant to our ESOP.

(16) Includes 27,938 shares issuable upon the exercise of options held by Mr. Sales, with exercise prices from $18.83 to $19.50 per share.

(17) See notes 5 through 16.

                          DESCRIPTION OF CAPITAL STOCK


     Our common stock is listed for trading on the NYSE under the symbol "RS" and was first traded on September 16, 1994. Under our Restated Articles of Incorporation, we are authorized to issue up to 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. As of May 31, 2001, there were 288 record owners of our common stock and 25,227,726 shares of common stock outstanding.


                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                              FOR NON-U.S. HOLDERS

     The following is a general discussion of material U.S. federal tax consequences relating to the ownership and disposition of common stock by a Non-U.S. Holder. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations issued under the Code and administrative and judicial interpretations of the Code and Treasury Regulations, each as in effect and available on the date of this prospectus. The Code, Treasury Regulations and interpretations, however, may change at any time, possibly on a retroactive basis.

     For the purposes of this discussion, a "Non-U.S. Holder" is:

     - an individual that is a nonresident alien;

     - a corporation or entity taxable as a corporation for U.S. federal income tax purposes created under non-U.S. law; or

     - an estate or trust that is not taxable in the U.S. on its worldwide income.

     We do not address all of the tax consequences that may be relevant to a holder of common stock. Except as specifically noted, this description addresses only U.S. federal tax considerations to Non-U.S. Holders that are initial purchasers of common stock and that will hold common stock as capital assets, as defined in the Code. We do not address any tax consequences to:

     - holders of common stock that may be subject to special tax treatment such as partnerships, financial institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;

     - persons who acquired common stock through an exercise of employee stock options or rights or otherwise as compensation;

     - persons whose functional currency is not the U.S. dollar; and

     - persons who hold or will hold common stock as part of a position in a straddle or as part of a hedging or conversion transaction.

     Further, we do not address any state, local or foreign tax consequences relating to the ownership and disposition of common stock.

     You should consult with your own tax advisors regarding the U.S. federal tax consequences relating to the ownership and disposition of the common stock as well as the effect of any state, local or foreign tax laws.

DISTRIBUTIONS

     Generally, dividends paid to a Non-U.S. Holder will be subject to withholding tax at a 30% rate or whatever lower rate as may be specified by an applicable tax treaty. A Non-U.S. Holder must file the appropriate forms to obtain the benefit of an applicable tax treaty. In general, a Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

     Except as may be otherwise provided in an applicable tax treaty, a Non-U.S. Holder will be taxed at ordinary federal income tax rates, on a net income basis, on dividends that are effectively connected with the conduct of a trade or business of that Non-U.S. Holder within the United States and these dividends will not be subject to the withholding tax described above. If the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a 30% rate unless it qualifies for a lower rate under an applicable tax treaty. Non-U.S. Holders are required to file prescribed forms with the withholding agent in order to establish an exemption from withholding based on income being effectively connected with a U.S. trade or business.

SALE OR EXCHANGE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of our common stock unless:

     - the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, in which case, the branch profits tax described above under "Distributions" may also apply if the holder is a foreign corporation;

     - the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other necessary conditions;

     - the Non-U.S. Holder is subject to tax under the provisions of the U.S. federal tax law applicable to some U.S. expatriates; or

     - we are or have been during some periods a "U.S. real property holding corporation" for federal income tax purposes and, assuming the common stock is "regularly traded on an established securities market" for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period on the date of the disposition, or any shorter period that shares were held, more than 5% of our common stock. We believe that we will not be treated as a U.S. real property holding corporation.

FEDERAL ESTATE TAXES

     Unless an applicable estate tax treaty provides otherwise, common stock that is held by an individual who at the time of death is not a citizen or resident of the United States generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to estate tax.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     Under the United States information reporting rules, when a holder of common stock receives dividends or proceeds from the sale of common stock, the appropriate intermediary must report to the Internal Revenue Service and to the holder the amount of the dividends or sale proceeds. Some holders, including all corporations, are exempt from these rules.

     In addition, a nonexempt holder must provide the intermediary with certain identifying information. If this information is not supplied, or if the intermediary knows or has reason to know that it is not true, dividends or sale proceeds are subject to "backup withholding" at a rate of 31%. Backup withholding is not an additional tax, and the holder may use the tax as a credit against the tax it otherwise owes.

     Generally, dividends paid to Non-U.S. Holders that are subject to the 30% or treaty-reduced rate of withholding tax will be exempt from backup withholding. However, payments within the United States are subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury to the payor or in the manner required as to its non-United States person status or otherwise establishes an exemption.

     Prospective investors are urged to consult their tax advisors concerning information reporting and backup withholding.

     The above description is not intended to constitute a complete analysis of all tax consequences to a Non-U.S. Holder relating to the ownership and disposition of common stock. Prospective purchasers of common stock are urged to consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations, as well as any tax consequences which may arise under the laws of any foreign, state, local or other taxing jurisdiction.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2001, we have agreed to sell to the
underwriters named below, for which Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., McDonald Investments Inc. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:


                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc. ...................................
McDonald Investments Inc. ..................................
Salomon Smith Barney Inc. ..................................
                                                              ---------
     Total..................................................  5,500,000
                                                              =========


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.


     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 825,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                  Per Share                             Total
                                       --------------------------------    --------------------------------
                                          Without             With            Without             With
                                       Over-allotment    Over-allotment    Over-allotment    Over-allotment
                                       --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances of shares of common stock or grants or options to purchase shares of common stock under employee benefit plans existing on the date of this prospectus, issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus.

     Our officers and directors and various shareholders who will continue to own shares or options to purchase shares of our common stock upon completion of this offering, have agreed that they will not, except for certain permitted transfers, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation.

     The representatives on behalf of the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.


     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.


These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Arter & Hadden LLP, Los Angeles, California. Cravath, Swaine & Moore, New York, New York, has represented the underwriters.

                                    EXPERTS

     The consolidated financial statements (and the schedule incorporated by reference) of Reliance Steel & Aluminum Co. at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. The registration statement and all annual and quarterly reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the SEC's public reference facilities at:

Room 1024                       Seven World Trade Center        500 West Madison Street
450 Fifth Street, N.W.          Suite 1300                      Suite 1400
Washington, D.C. 20549          New York, New York 10048        Chicago, Illinois 60661

     You can obtain copies of such materials, at prescribed rates, by writing to the SEC. You may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

     Our common stock is listed on The New York Stock Exchange and reports, proxy and information statements and other information concerning us can be inspected at the NYSE located at 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

     - we can disclose important information to you by referring to other documents that contain that information;

     - the information incorporated by reference is considered to be part of this prospectus; and

     - any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

     We incorporate by reference into this prospectus:

     - our Annual Report on Form 10-K for the year ended December 31, 2000; and

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     We also incorporate in this prospectus by reference all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, and such documents shall be a part of this prospectus from the respective dates of filing of such documents. We will provide copies of all documents which are incorporated by reference without charge to anyone to whom this prospectus is delivered upon a written or oral request to Reliance Steel & Aluminum Co., 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071-3406; Telephone:
(213) 687-7700.

     If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information, the statement or information incorporated in this prospectus is also modified or superseded in the same manner. This prospectus incorporates by reference any subsequently filed document.

                         RELIANCE STEEL & ALUMINUM CO.

                          AUDITED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS:
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets at December 31, 2000 and 1999...   F-3
Consolidated Statements of Income for the years ended
  December 31, 2000, 1999 and 1998..........................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 2000, 1999 and 1998..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Quarterly Results of Operations (Unaudited) for the years
  ended December 31, 2000, 1999 and 1998....................  F-22

UNAUDITED FINANCIAL STATEMENTS:
Consolidated Balance Sheets at March 31, 2001 and December
  31, 2000..................................................  F-23
Unaudited Consolidated Statements of Income for each of the
  three month periods ended March 31, 2001 and 2000.........  F-24
Unaudited Consolidated Statements of Cash Flows for each of
  the three month periods ended March 31, 2001 and 2000.....  F-25
Notes to Consolidated Financial Statements..................  F-26

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Reliance Steel & Aluminum Co.

     We have audited the accompanying consolidated balance sheets of Reliance Steel & Aluminum Co. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliance Steel & Aluminum Co. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                     /s/ ERNST & YOUNG LLP
Long Beach, California
February 9, 2001

                         RELIANCE STEEL & ALUMINUM CO.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   3,107    $  9,862
  Accounts receivable, less allowance for doubtful accounts
    of $6,706 and $6,351 at December 31, 2000 and 1999......    193,106     167,674
  Inventories...............................................    271,549     232,911
  Deferred income taxes.....................................     15,846      12,999
  Prepaid expenses and other current assets.................      7,788       5,472
                                                              ---------    --------
    Total current assets....................................    491,396     428,918
Property, plant and equipment, at cost:
  Land......................................................     35,351      31,583
  Buildings.................................................    145,625     132,165
  Machinery and equipment...................................    176,891     159,390
  Accumulated depreciation..................................   (112,516)    (95,756)
                                                              ---------    --------
                                                                245,351     227,382
Investment in 50%-owned company.............................     18,990      19,306
Goodwill, net of accumulated amortization of $19,155 and
  $12,957 at December 31, 2000 and 1999.....................    232,048     215,247
Other assets................................................      9,458       9,152
                                                              ---------    --------
    Total assets............................................  $ 997,243    $900,005
                                                              =========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  82,616    $103,968
  Accrued expenses..........................................     34,366      27,820
  Wages and related accruals................................     18,772      16,191
  Deferred income taxes.....................................      7,833       7,749
  Current maturities of long-term debt......................        150         150
                                                              ---------    --------
    Total current liabilities...............................    143,737     155,878
Long-term debt..............................................    421,825     318,050
Deferred income taxes.......................................     28,642      25,749
Commitments and contingencies...............................         --          --
Shareholders' equity:
  Preferred stock, no par value:
    Authorized shares -- 5,000,000
    None issued or outstanding..............................         --          --
  Common stock, no par value:
    Authorized shares -- 100,000,000
    Issued and outstanding shares 25,131,917 at December 31,
     2000 and 27,798,151 at December 31, 1999, stated
     capital................................................    139,231     153,120
  Retained earnings.........................................    264,116     247,208
  Accumulated other comprehensive loss......................       (308)         --
                                                              ---------    --------
    Total shareholders' equity..............................    403,039     400,328
                                                              ---------    --------
    Total liabilities and shareholders' equity..............  $ 997,243    $900,005
                                                              =========    ========

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         2000           1999           1998
                                                      -----------    -----------    -----------
Net sales...........................................  $ 1,726,665    $ 1,511,065    $ 1,352,807
Gain from SERP, net.................................           --          2,341             --
Other income, net...................................        3,410          4,024          3,042
                                                      -----------    -----------    -----------
                                                        1,730,075      1,517,430      1,355,849
Costs and expenses:
  Cost of sales.....................................    1,256,997      1,097,437      1,024,214
  Warehouse, delivery, selling, general and
     administrative.................................      318,638        278,552        220,205
  Depreciation and amortization.....................       28,092         25,598         19,446
  Interest..........................................       26,068         23,299         17,585
                                                      -----------    -----------    -----------
                                                        1,629,795      1,424,886      1,281,450
                                                      -----------    -----------    -----------
Income before equity in earnings of 50%-owned
  company and income taxes..........................      100,280         92,544         74,399
Equity in earnings of 50%-owned company.............        2,307          3,866          5,873
                                                      -----------    -----------    -----------
Income before provision for income taxes............      102,587         96,410         80,272
Provision for income taxes..........................       40,268         38,800         32,597
                                                      -----------    -----------    -----------
Net income..........................................  $    62,319    $    57,610    $    47,675
                                                      ===========    ===========    ===========
Earnings per share -- diluted.......................  $      2.28    $      2.07    $      1.68
                                                      ===========    ===========    ===========
Weighted average shares outstanding -- diluted......   27,289,111     27,891,883     28,305,187
                                                      ===========    ===========    ===========
Earnings per share -- basic.........................  $      2.29    $      2.08    $      1.69
                                                      ===========    ===========    ===========
Weighted average shares outstanding -- basic........   27,215,087     27,748,307     28,152,550
                                                      ===========    ===========    ===========
Cash dividends per share............................  $       .22    $       .18    $       .16
                                                      ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                              ACCUMULATED
                                              COMMON STOCK                       OTHER
                                          ---------------------   RETAINED   COMPREHENSIVE
                                            SHARES      AMOUNT    EARNINGS       LOSS         TOTAL
                                          ----------   --------   --------   -------------   --------
Balance at January 1, 1998..............  28,247,187   $154,761   $158,403       $  --       $313,164
  Net income for the year...............          --         --     47,675          --         47,675
  Stock options exercised...............      65,189        527         --          --            527
  Stock issued under incentive bonus
     plan...............................       8,527        196         --          --            196
  Cash dividends -- $.16 per share......          --         --     (4,502)         --         (4,502)
  Repurchase of stock...................    (646,200)    (3,581)    (7,677)         --        (11,258)
                                          ----------   --------   --------       -----       --------
Balance at December 31, 1998............  27,674,703    151,903    193,899          --        345,802
  Net income for the year...............          --         --     57,610          --         57,610
  Stock options exercised...............     112,775      1,034        648          --          1,682
  Stock split -- fractional shares......        (163)        (5)        --          --             (5)
  Stock issued under incentive bonus
     plan...............................      10,836        188         --          --            188
  Cash dividends -- $.18 per share......          --         --     (4,949)         --         (4,949)
                                          ----------   --------   --------       -----       --------
Balance at December 31, 1999............  27,798,151    153,120    247,208          --        400,328
  Net income for the year...............          --         --     62,319          --         62,319
  Other comprehensive loss, net of
     taxes:
     Foreign currency translation
       adjustments......................          --         --         --        (308)          (308)
                                                                                             --------
Comprehensive income....................                                                       62,011
  Stock options exercised...............     188,862      1,758      1,031          --          2,789
  Stock issued under incentive bonus
     plan...............................      10,854        196         --          --            196
  Cash dividends -- $.22 per share......          --         --     (6,001)         --         (6,001)
  Repurchase of stock...................  (2,865,950)   (15,843)   (40,441)         --        (56,284)
                                          ----------   --------   --------       -----       --------
Balance at December 31, 2000............  25,131,917   $139,231   $264,116       $(308)      $403,039
                                          ==========   ========   ========       =====       ========

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            2000         1999         1998
                                                          ---------    ---------    ---------
OPERATING ACTIVITIES:
  Net income............................................  $  62,319    $  57,610    $  47,675
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization......................     28,092       25,598       19,446
     Net gain from SERP benefit.........................         --       (2,341)          --
     Deferred taxes.....................................        231         (190)        (199)
     Loss on sales of machinery and equipment...........        408          200          345
     Equity in earnings of 50%-owned company............     (2,307)      (3,866)      (5,644)
     Foreign currency translation loss..................       (308)          --           --
     Changes in operating assets and liabilities:
       Accounts receivable..............................    (16,337)       7,843       15,187
       Inventories......................................    (25,165)      35,004       (3,256)
       Prepaid expenses and other assets................     (3,202)      (6,407)      (3,497)
       Accounts payable and accrued expenses............    (19,267)      17,904      (39,122)
                                                          ---------    ---------    ---------
     Net cash provided by operating activities..........     24,464      131,355       30,935
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment, net.......    (30,379)     (19,524)     (23,671)
  Proceeds from life insurance..........................         --        3,397           --
  Proceeds from sales of property and equipment.........        655        5,542        2,415
  Acquisitions of metals service centers and net asset
     purchases of metals service centers, net of cash
     acquired...........................................    (41,147)     (92,955)    (152,350)
  Dividends received from 50%-owned company.............      2,622        9,503        1,200
                                                          ---------    ---------    ---------
  Net cash used in investing activities.................    (68,249)     (94,037)    (172,406)
FINANCING ACTIVITIES:
  Proceeds from borrowings..............................    224,175       79,000      363,000
  Principal payments on long-term debt and short-term
     borrowings.........................................   (127,845)    (109,868)    (234,043)
  Dividends paid........................................     (6,001)      (4,949)      (4,502)
  Issuance of common stock..............................        196          188          723
  Exercise of stock options.............................      1,758        1,029           --
  Tax benefit of stock options exercised................      1,031          648           --
  Repurchase of common stock............................    (56,284)          --      (11,258)
                                                          ---------    ---------    ---------
  Net cash provided by (used in) financing activities...     37,030      (33,952)     113,920
                                                          ---------    ---------    ---------
  (Decrease) increase in cash and cash equivalents......     (6,755)       3,366      (27,551)
  Cash and cash equivalents at beginning of year........      9,862        6,496       34,047
                                                          ---------    ---------    ---------
  Cash and cash equivalents at end of year..............  $   3,107    $   9,862    $   6,496
                                                          =========    =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period.......................  $  20,428    $  22,842    $  15,595
  Income taxes paid during the period...................     42,554       39,720       34,760

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Reliance Steel & Aluminum Co. and its wholly-owned subsidiaries, which include Allegheny Steel Distributors, Inc., American Metals Corporation, AMI Metals, Inc., CCC Steel, Inc., Chatham Steel Corporation, Durrett Sheppard Steel Co., Inc., Engbar Pipe & Steel Co. (merged into Reliance effective January 1, 2000), Liebovich Bros., Inc., Lusk Metals, Phoenix Corporation, RSAC Management Corp., Service Steel Aerospace Corp., Siskin Steel & Supply Company, Inc., Toma Metals, Inc. and 97%-owned Valex Corp., on a consolidated basis ("Reliance" or "the Company"). All subsidiaries of Reliance are held by RSAC Management Corp. All significant intercompany transactions have been eliminated in consolidation. The Company accounts for its 50% investment in American Steel, L.L.C. on the equity method of accounting. The Company accounts for its 66.5% interest in Valex Korea Co., Ltd., on a consolidated basis, reporting the remaining 33.5% as minority interest, which is included in accrued liabilities.

Business

     In 2000, the Company operated a metals service center network of 76 processing and distribution facilities (not including American Steel, L.L.C.) in 21 states, France and South Korea which provided value-added metals processing services and distributed a full line of more than 75,000 metal products.

Accounting Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high-credit, quality financial institutions. The Company, by policy, limits the amount of credit exposure to any one financial institution. At times, cash balances held at financial institutions were in excess of federally insured limits. Concentrations of credit risk with respect to trade receivables are limited due to the geographically diverse customer base and various industries into which the Company's products are sold. Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided. As a result of the above factors, the Company does not consider itself to have any significant concentrations of credit risk.

Fair Values of Financial Instruments

     Fair values of cash and cash equivalents and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

Cash Equivalents

     The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held by major financial institutions.

Long-Lived Assets

     The provision for depreciation of property, plant and equipment is generally computed on the straight-line method at rates designed to distribute the cost of assets over the useful lives, estimated as follows:

Buildings...............................................  31 1/2 years
Machinery and equipment.................................  3 - 10 years

     Goodwill, representing the excess of the purchase price over the fair values of the net assets of acquired entities, is being amortized on a straight-line basis over the period of expected benefit of 40 years. Covenants not to compete and other intangible assets are being amortized over the period of expected benefit, generally five years.

     The Company reviews the recoverability of its long-lived assets, including goodwill as required by Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of whenever significant events or changes occur which might impair the recovery of recorded costs. The measurement of possible impairment is either based upon significant losses of an entity or on the inability to recover the balance of the long-lived asset from expected future operating cash flows on an undiscounted basis. If an impairment exists, the amount of such impairment is calculated based upon the discounted cash flows or the market values as compared to the recorded costs. In management's opinion, no impairment existed at December 31, 2000.

Revenue Recognition

     The Company recognizes revenue from product sales at the time of shipment. Provisions are made currently for estimated returns.

Stock-Based Compensation

     The Company grants stock options with an exercise price equal to the fair value of the stock at the date of grant. The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Environmental Remediation Costs

     The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimatable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remediation feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The Company's management is not aware of any environmental remediation obligations which would materially affect the operations, financial position or cash flows of the Company.

                         RELIANCE STEEL & ALUMINUM CO.

Foreign Currencies

     The currency effects of translating the financial statements of those foreign subsidiaries of the Company which operate in local currency environments are included in the "accumulated other comprehensive loss" component of shareholders' equity for 2000. Such effects were not material in 1999 or 1998. Gains and losses resulting from foreign currency transactions are included in results of operations and were not material in each of the three years in the period ended December 31, 2000.

Impact of Recently Issued Accounting Standards

     In January 2000, the Financial Accounting Standards Board ("FASB") issued Emerging Issue Task Force ("EITF") No. 00-02: Accounting for Web Site Development Costs, which discusses how an entity should account for costs incurred to develop a Web site. EITF No. 00-02 is effective for Web site development costs incurred for fiscal quarters beginning after June 30, 2000. The Company adopted EITF No. 00-02 in 2000, which did not have a significant impact on the Company's results of operations.

     In the current year, the Company adopted EITF No. 00-10: Accounting for Shipping and Handling Fees and Costs, effective for fiscal years beginning after December 15, 1999. EITF No. 00-10 requires that the amounts billed related to shipping and handling be classified as revenue and that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. The adoption of this EITF has no impact on the Company's results of operations.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133 and by SFAS No. 138, Accounting for Certain Hedging Activities). SFAS No. 133 requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in such fair values are required to be recognized immediately in net income (loss) to the extent the derivatives are not effective as hedges. SFAS No. 137 delayed the effective date to fiscal years beginning after June 15, 2000, and is effective for interim periods in the initial year of adoption. SFAS No. 138 was issued in June 2000 to amend the accounting and reporting standard of SFAS No. 133 for certain derivative instruments and certain hedging activities. At the present time, the Company does not expect SFAS No. 133, as amended, to have any effect on the Company's financial position, results of operations, or cash flows because the Company does not presently use derivatives or engage in hedging activities.

 2. ACQUISITIONS

     On December 1, 2000, through its wholly-owned subsidiary Siskin Steel & Supply Company, Inc. ("Siskin"), the Company acquired the outstanding stock of East Tennessee Steel Supply, Inc. ("East Tennessee"), a privately-held metals service center located in Morristown, Tennessee. East Tennessee provides its customers in the Southeast region of the country with value-added processing and distribution of carbon steel plate, bar and structurals and had sales of approximately $6,600,000 for the year ended June 30, 2000. East Tennessee is operating as a wholly-owned subsidiary of Siskin. The purchase of East Tennessee was funded with cash generated from operations.

     On August 7, 2000, through its newly-formed company, United Alloys Aircraft Metals, Inc. ("United"), the Company purchased the net assets and business of the Aircraft Division of United Alloys, Inc. United is located in Vernon (Los Angeles), California ("CA"), and provides its customers with value-added processed titanium products. The Aircraft Division of United Alloys, Inc. had sales of approximately $18,000,000 for the twelve months ended December 31, 1999. United operates as a wholly-owned subsidiary of Service Steel Aerospace Corp., a wholly-owned subsidiary of the Company. The purchase of United was funded with borrowings under the Company's line of credit.

                         RELIANCE STEEL & ALUMINUM CO.

     On June 1, 2000, the Company acquired 100% of the outstanding stock of Toma Metals, Inc. ("Toma"), a privately-held metals service center based in Johnstown, Pennsylvania. Toma processes and distributes primarily stainless steel flat-rolled products and had sales of approximately $10,000,000 for the six months ended March 31, 2000. Toma operates as a wholly-owned subsidiary of the Company. The acquisition of Toma was funded with borrowings under the Company's line of credit.

     On February 5, 2000, through its newly-formed company, Hagerty Steel & Aluminum Company ("Hagerty"), the Company purchased the net assets and business of the metals service center division of Hagerty Brothers Company, located in Peoria, Illinois. Hagerty processes and distributes primarily carbon steel products. Net sales of the metals service center business of Hagerty Brothers Company were approximately $30,000,000 for the twelve months ended December 31, 1999. Hagerty operates as a wholly-owned subsidiary of Liebovich Bros., Inc., a wholly-owned subsidiary of the Company. The Hagerty assets were acquired with funds from borrowings under the Company's line of credit.

     On October 1, 1999, the Company purchased the assets and business of Arrow Metals, a division of Arrow Smelters, Inc. The privately-held metals service center business is based in Garland (Dallas), Texas, with additional facilities in Houston and San Antonio. Arrow Metals specializes in non-ferrous metals processing and distribution of mainly aluminum plate and bar products. The Arrow Metals locations are operating as divisions of the Company, with the Houston location operating under the Reliance Metalcenter name. Arrow Metals was acquired with cash generated from operations.

     On September 3, 1999, the Company acquired 100% of the stock of Allegheny Steel Distributors, Inc. ("Allegheny"), a privately-held metals service center. Allegheny is based in Indianola (Pittsburgh), Pennsylvania and specializes in cutting-to-length and blanking primarily carbon steel flat-rolled products. Allegheny operates as a wholly-owned subsidiary of the Company. Allegheny was acquired with funds from borrowings under the Company's line of credit.

     On March 1, 1999, the Company acquired 100% of the outstanding shares of Liebovich Bros., Inc. ("Liebovich"), for approximately $60,000,000 in cash. Liebovich was a privately-held metals service center company with one full-line metals service center and two metals fabrication facilities in Rockford, Illinois, and a metals service center in Wyoming (Grand Rapids), Michigan. Liebovich operates as a wholly-owned subsidiary of the Company. The purchase of Liebovich was funded with cash generated from operations and with borrowings on the Company's line of credit.

     On October 5, 1998, the Company acquired 100% of the outstanding stock of Engbar Pipe & Steel Co. ("Engbar"), a privately-held metals service center company located in Denver, Colorado. Engbar operated as a wholly-owned subsidiary of the Company, until its merger into the Company effective January 1, 2000. Engbar now operates as a division of Reliance. The purchase of Engbar was funded with borrowings under the Company's line of credit.

     On October 1, 1998, Phoenix Corporation ("Phoenix Metals"), which is a wholly-owned subsidiary of the Company, acquired 100% of the outstanding stock of Steel Bar Corporation ("Steel Bar"), a privately-held metals service center in Greensboro, North Carolina. Steel Bar operated as a wholly-owned subsidiary of Phoenix Metals, until its merger into Phoenix Metals effective October 1, 2000. Steel Bar now operates as a division of Phoenix Metals. The purchase of Steel Bar was funded with borrowings under the Company's line of credit.

     Also effective October 1, 1998, American Steel, L.L.C. ("American Steel") distributed equally to its members, the Company and American Industries, Inc. ("Industries"), 100% of the outstanding stock of its wholly-owned subsidiary, American Metals Corporation ("American Metals"). Simultaneously with the distribution, American Metals redeemed the stock owned by Industries in exchange for real property of approximately $6,670,000 and cash of $1,800,000. The real property is being leased back to American

                         RELIANCE STEEL & ALUMINUM CO.

Metals. American Metals is based in West Sacramento, CA, with additional service centers in Fresno and Redding, CA. American Metals operates as a wholly-owned subsidiary of the Company.

     On September 18, 1998, the Company acquired 100% of the stock of Lusk Metals, a privately-held metals service center in Hayward (San Francisco), CA, for approximately $22,000,000 in cash. Lusk Metals is operating as a wholly-owned subsidiary of the Company. The purchase of Lusk Metals was funded with borrowings under the Company's line of credit.

     Effective July 1, 1998, the Company acquired 100% of the stock of Chatham Steel Corporation ("Chatham"), a privately-held metals service center company headquartered in Savannah, Georgia for approximately $68,000,000 in cash. Chatham has additional facilities in Birmingham, Alabama; Jacksonville and Orlando, Florida; Durham, North Carolina; and Columbia, South Carolina. Chatham is operating as a wholly-owned subsidiary of the Company. The purchase of Chatham was funded with borrowings under the Company's line of credit.

     On January 30, 1998, the Company acquired 100% of the outstanding capital stock of Phoenix Corporation, doing business as Phoenix Metals Company ("Phoenix Metals"), for approximately $21,000,000 in cash. Phoenix Metals is headquartered in Norcross (Atlanta), Georgia, with additional metals service centers in Birmingham, Alabama; Tampa, Florida; and Charlotte, North Carolina. Phoenix Metals is operating as a wholly-owned subsidiary of the Company. The purchase of Phoenix Metals was funded with a portion of the proceeds from the 1997 equity offering and borrowings under the Company's line of credit.

     Also on January 30, 1998, the Company purchased the assets and business of Durrett-Sheppard Steel Co., L.L.C. and its subsidiary, Durrett-Sheppard Steel of Pennsylvania, Inc., through its newly-formed subsidiary, Durrett Sheppard Steel Co., Inc. ("Durrett"), for approximately $30,500,000 in cash. Durrett is a metals service center located in Baltimore, Maryland, which is operating as a wholly-owned subsidiary of the Company. This purchase was funded with a portion of the proceeds from the 1997 equity offering and borrowings under the Company's line of credit.

     These transactions were accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill, resulting in goodwill additions of $22,998,000 and $44,094,000 for the years ended December 31, 2000 and 1999, respectively. Amortization expense for goodwill and other intangible assets amounted to approximately $7,411,000, $6,804,000 and $4,636,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

     The operating results of these acquisitions are included in the Company's consolidated results of operations from the date of each acquisition. The following unaudited proforma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the year of acquisition and the year immediately preceding, after the effect of certain adjustments, including amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These proforma results have been presented for comparative purposes only and are not indicative of what would

                         RELIANCE STEEL & ALUMINUM CO.

have occurred had the acquisitions been made as of January 1, 2000, 1999 or 1998, appropriately, or of any potential results which may occur in the future.

                                                          YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    2000           1999           1998
                                                 -----------    -----------    -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Proforma (unaudited):
Net sales......................................  $1,756,695     $1,624,961     $1,705,160
Net income.....................................  $   62,041     $   60,635     $   56,308
Earnings per share -- diluted..................  $     2.27     $     2.17     $     1.99
Earnings per share -- basic....................  $     2.28     $     2.19     $     2.00

 3. INVENTORIES

     Inventories of the Company have primarily been stated on the last-in, first-out ("LIFO") method, which is not in excess of market. The Company uses the LIFO method of inventory valuation because it results in a better matching of costs and revenues. At December 31, 2000 and 1999, cost on the first-in, first-out ("FIFO") method exceeds the LIFO value of inventories by $17,906,000 and $13,664,000, respectively. Inventories of $81,046,000 and $47,775,000 at
December 31, 2000 and 1999, respectively, were stated on the FIFO method, which is not in excess of market.

 4. INVESTMENT IN 50%-OWNED COMPANY

     The Company maintains a 50% interest in the Membership Units of American Steel, which operates metals service centers in Portland, Oregon and Kent (Seattle), Washington. Industries owns the other 50% interest in American Steel. The Operating Agreement ("Agreement") provides that the Company may purchase the remaining 50% of American Steel during a term of three years following the earlier of the death of the owner of Industries or December 31, 2005. The price shall be the greater of Industries' current capital account or 50% of the fair market value of American Steel. The Agreement gives the Company operating control over the assets and operations of American Steel. However, due to the existence of super-majority veto rights, the Company is required to account for this investment under the equity method and records its share of earnings based upon the terms of the Agreement. Additionally, until October 1, 1998, American Steel owned 100% of American Metals, which was previously a joint venture between the Company and Industries. As discussed in Note 2 to the consolidated financial statements, the Company now owns 100% of the stock of American Metals.

     The consolidated retained earnings of the Company includes the undistributed earnings of American Steel. The Company's share of undistributed earnings included in consolidated retained earnings amounted to $3,485,000 and $3,800,000 as of December 31, 2000 and 1999, respectively.

                         RELIANCE STEEL & ALUMINUM CO.

 5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                 (IN THOUSANDS)
Revolving line of credit ($200,000,000 limit) due October
  22, 2002, interest at variable rates, weighted average
  rate of 6.81% during 2000
  (5.50% during 1999).......................................  $ 85,000    $ 25,000
Cash advance ($50,000,000 limit) due October 22, 2002,
  interest at variable rates, weighted average rate of 7.08%
  during 2000...............................................    43,925          --
Senior unsecured notes due from January 2, 2004 to January
  2, 2009, average fixed interest rate 7.22%................    75,000      75,000
Senior unsecured notes due from January 2, 2002 to January
  2, 2008, average fixed interest rate 7.02%................    65,000      65,000
Senior unsecured notes due from October 15, 2005 to October
  15, 2010, average fixed interest rate 6.55%...............   150,000     150,000
Variable Rate Demand Industrial Development Revenue Bonds,
  Series 1989 A, due July 1, 2014, with interest payable
  quarterly; average interest rate during 2000 of 3.61%
  (3.00% during 1999).......................................     3,050       3,200
                                                              --------    --------
     Total..................................................   421,975     318,200
Less amounts due within one year............................      (150)       (150)
                                                              --------    --------
     Total long-term debt...................................  $421,825    $318,050
                                                              ========    ========

     The Company has a syndicated credit agreement with four banks for an unsecured revolving line of credit with a borrowing limit of $200,000,000. The syndicated credit agreement allows the Company to use up to $175,000,000 of the revolving line of credit for acquisitions. The Company is currently in the process of refinancing its existing $200,000,000 line of credit to an increased amount to support its future operations and expected growth opportunities. This new line will be long-term and will replace the current syndicated line and letter of credit agreement. The Company has $290,000,000 of outstanding senior unsecured notes issued in private placements of debt. These notes bear interest at an average fixed rate of 6.83% and have an average life of 9.1 years, maturing from 2002 to 2010. The Company also entered into a credit agreement that allows the Company to issue and have outstanding up to a maximum of $10,000,000 of letters of credit. On October 20, 2000, the Company executed an amendment to this credit agreement, providing a cash advance facility of $50,000,000 due April 20, 2001. This amendment has a term of six months, as the incremental financing agreement was provided to allow the Company to meet its anticipated short-term financing requirements until the refinancing of its existing syndicated facility (discussed above) is completed. In February 2001, the cash advance was paid down through an exchange of debt using the Company's revolving line of credit, which is due in October 2002. As such, the cash advance line of $50,000,000 has been recorded as long-term in the Company's consolidated financial statements.

     The Company's long-term loan agreements require the maintenance of a minimum net worth and include certain restrictions on the amount of cash dividends payable, among other things. The syndicated credit facility includes a commitment fee on the unused portion at an annual rate of 0.125%.

                         RELIANCE STEEL & ALUMINUM CO.

     The following is a summary of aggregate maturities of long-term debt for each of the next five years (in thousands):

2001......................................................  $    150
2002......................................................   139,075
2003......................................................       150
2004......................................................    22,150
2005......................................................    46,150
Thereafter................................................   214,300
                                                            --------
                                                            $421,975
                                                            ========

 6. INCOME TAXES

     Deferred income taxes are computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Accrued expenses not currently deductible for tax.........  $ 10,059    $  9,101
  Unicap....................................................     3,055       1,813
  Bad debt..................................................     2,732       2,085
                                                              --------    --------
       Total deferred tax assets............................    15,846      12,999
                                                              --------    --------
Deferred tax liabilities:
  Tax over book depreciation................................   (24,766)    (25,882)
  Book basis in excess of tax basis on:
     Inventory acquired.....................................    (7,833)     (7,749)
     Goodwill...............................................    (3,748)     (1,928)
  Other, net................................................      (128)      2,061
                                                              --------    --------
       Total deferred tax liabilities.......................   (36,475)    (33,498)
                                                              --------    --------
       Net deferred tax liabilities.........................  $(20,629)   $(20,499)
                                                              ========    ========

                         RELIANCE STEEL & ALUMINUM CO.

     Significant components of the provision for income taxes are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current:
  Federal.............................................  $33,373    $30,704    $27,004
  State...............................................    6,664      8,286      5,792
                                                        -------    -------    -------
                                                         40,037     38,990     32,796
Deferred:
  Federal.............................................       81      1,279       (164)
  State...............................................      150     (1,469)       (35)
                                                        -------    -------    -------
                                                            231       (190)      (199)
                                                        -------    -------    -------
                                                        $40,268    $38,800    $32,597
                                                        =======    =======    =======

     The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Income tax at U.S. federal statutory tax rate...............  35.0%    35.0%    35.0%
State income tax, net of federal tax effect.................   3.8      4.7      5.0
Other.......................................................    .4       .5       .6
                                                              ----     ----     ----
  Effective tax rate........................................  39.2%    40.2%    40.6%
                                                              ====     ====     ====

 7. STOCK OPTION PLANS

     In 1994, the Board of Directors of the Company adopted an Incentive and Non-Qualified Stock Option Plan (the "1994 Plan"). There are 1,687,500 shares of common stock reserved for issuance under the 1994 Plan. The 1994 Plan provides for granting of stock options that may be either "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 (the "Code") or "non-qualified stock options," which do not satisfy the provisions of
Section 422A of the Code. Options are required to be granted at an option price per share equal to the fair market value of common stock on the date of grant, except that the exercise price of incentive stock options granted to any employee who owns (or, under pertinent Code provisions, is deemed to own) more than 10% of the outstanding common stock of the Company, must equal at least 110% of fair market value on the date of grant. Stock options may not be granted longer than 10 years from the date of the 1994 Plan. All options granted have five year terms and vest at the rate of 25% per year, commencing one year from the date of grant.

                         RELIANCE STEEL & ALUMINUM CO.

     Transactions under the 1994 Plan are as follows:

                                                                        WEIGHTED AVERAGE
                      STOCK OPTIONS                         SHARES       EXERCISE PRICE
                      -------------                        ---------    ----------------
Outstanding at January 1, 1998...........................    539,625         $10.18
  Granted................................................    289,500         $21.85
  Exercised..............................................    (64,875)        $ 8.11
  Expired................................................    (29,625)        $ 9.12
                                                           ---------         ------
Outstanding at December 31, 1998.........................    734,625         $15.01
  Granted................................................    578,250         $19.52
  Exercised..............................................   (111,275)        $ 9.04
  Expired................................................    (63,187)        $13.84
                                                           ---------         ------
Outstanding at December 31, 1999.........................  1,138,413         $17.94
  Granted................................................    146,500         $22.00
  Exercised..............................................   (182,863)        $ 8.99
  Expired................................................    (36,750)        $19.38
                                                           ---------         ------
Outstanding at December 31, 2000.........................  1,065,300         $19.99
                                                           =========         ======

     In May 1998, the shareholders approved the adoption of a Directors Stock Option Plan for non-employee directors (the "Directors Plan"), which provides for automatic grants of options to non-employee directors. There are 300,000 shares of the Company's common stock reserved for issuance under the Directors Plan. In February 1999, the Directors Plan was amended to allow the Board of Directors of the Company (the "Board") authority to grant options to acquire the Company's common stock to non-employee directors. Options under the Directors Plan are non-qualified stock options, with an exercise price at fair market value at the date of grant. All options granted expire five years from the date of grant. None of the stock options become exercisable until one year after the date of grant, unless specifically approved by the Board. In each of the following four years, 25% of the options become exercisable on a cumulative basis. Of the 105,000 options granted in March 1999, 20% were immediately exercisable upon grant, with 20% becoming exercisable in each of the following four years, as specifically approved by the Board.

     Transactions under the Directors Plan are as follows:

                                                                        WEIGHTED AVERAGE
                       STOCK OPTIONS                         SHARES      EXERCISE PRICE
                       -------------                         -------    ----------------
Outstanding at January 1, 1998.............................       --         $   --
  Granted..................................................   37,500         $26.08
  Exercised................................................       --         $   --
  Expired..................................................       --         $   --
                                                             -------         ------
Outstanding at December 31, 1998...........................   37,500         $26.08
  Granted..................................................  120,000         $18.77
  Exercised................................................   (1,500)        $18.83
  Expired..................................................       --         $   --
                                                             -------         ------
Outstanding at December 31, 1999...........................  156,000         $20.52
  Granted..................................................       --         $   --
  Exercised................................................   (6,000)        $18.83
  Expired..................................................       --         $   --
                                                             -------         ------
Outstanding at December 31, 2000...........................  150,000         $20.59
                                                             =======         ======

                         RELIANCE STEEL & ALUMINUM CO.

     The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 2000:

                                        OPTIONS OUTSTANDING
                                    ---------------------------                       OPTIONS EXERCISABLE
                                        WEIGHTED                                      -------------------
                                        AVERAGE        WEIGHTED                            WEIGHTED
                                       REMAINING       AVERAGE                              AVERAGE
   RANGE OF      OUTSTANDING AT     CONTRACTUAL LIFE   EXERCISE    EXERCISABLE AT       EXERCISE PRICE
EXERCISE PRICE  DECEMBER 31, 2000       IN YEARS        PRICE     DECEMBER 31, 2000   OPTIONS EXERCISABLE
--------------  -----------------   ----------------   --------   -----------------   -------------------
  $ 8 - $13            56,250             0.6           $10.39          45,563              $ 9.86
   18 -  20           917,550             3.2           $19.50         252,800              $19.18
   23 -  26           241,500             2.6           $24.46         105,750              $24.32
--------------      ---------             ---           ------         -------              ------
  $ 8 - $26         1,215,300             3.0           $20.06         404,113              $19.48
                    =========             ===           ======         =======              ======

     If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the proforma amounts shown below:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
                                                            (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNTS)
Proforma:
Net income............................................  $61,192    $56,596    $47,223
Earnings per share:
  Diluted.............................................  $  2.24    $  2.03    $  1.67
  Basic...............................................  $  2.25    $  2.04    $  1.68

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                              2000    1999    1998
                                                              ----    ----    ----
Risk free interest rate.....................................  6.10%   4.80%   6.00%
Expected life in years......................................     4       4       4
Expected volatility.........................................   .28     .30     .11
Expected dividend yield.....................................   .80%    .70%    .50%

 8. EMPLOYEE BENEFITS

     The Company has an employee stock ownership plan ("the ESOP") and trust that has been approved by the Internal Revenue Service as a qualified plan. The ESOP is a noncontributory plan that covers salaried and certain hourly employees of the Company. The amount of the annual contribution is at the discretion of the Board, except that the minimum amount must be sufficient to enable the ESOP trust to meet its current obligations.

     Various 401(k) and profit sharing plans were maintained by the Company and its subsidiaries. Effective in 1998, the Reliance Steel & Aluminum Co. Master 401(k) Plan (the "Master Plan") was established, which combined several of the various 401(k) and profit sharing plans of the Company and its subsidiaries into one plan. Salaried and certain hourly employees of the Company and its participating subsidiaries are covered under the Master Plan. The Master Plan will continue to allow each subsidiary's Board to determine independently the annual matching percentage and maximum compensation limits or annual profit sharing contribution. Eligibility occurs after three months of service, and the Company contribution vests at 25% per year, commencing one year after the employee enters the Master Plan. Other 401(k) and profit sharing plans exist as certain subsidiaries have not yet combined their plans into the

                         RELIANCE STEEL & ALUMINUM CO.

Master Plan as of December 31, 2000. During 2000, the 401(k) benefit plans acquired as a result of the acquisitions of Chatham Steel Corporation and Liebovich Bros., Inc. were merged into the Master Plan, resulting in additional contribution expense during the 2000 year of approximately $1,210,000.

     Effective January 1996, the Company adopted a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified pension plan that provides post-retirement benefits to key officers of the Company. The SERP is administered by the Compensation and Stock Option Committee ("Committee") of the Board. Benefits are based upon the employees' earnings. Life insurance policies were purchased for most individuals covered by the SERP and are funded by the Company. The Company recorded a one-time net gain of $2,341,000 due to life insurance proceeds related to the death of one of its executives in January 1999. This gain is net of the death benefit to be received by the deceased executive's beneficiary, under the terms of the SERP. The proceeds from the life insurance claim will be used to fund the death benefit and other payments under the SERP. The proceeds are recorded in other current assets, and the liability for the death benefit is recorded in current liabilities. The SERP does not maintain its own plan assets, therefore plan assets and related disclosures have been omitted. However, the Company does maintain on its balance sheet assets to fund the SERP with a value of $6,906,000 and $5,834,000 at December 31, 2000 and 1999, respectively. A separate SERP plan exists for one of the companies acquired during 1998, which provides post-retirement benefits to its key employees.

     The net periodic pension costs for both SERP plans were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2000      1999     1998
                                                             ------    ------    ----
                                                                  (IN THOUSANDS)
Service cost...............................................  $  303    $  286    $195
Interest cost..............................................     530       459     263
Recognized gains or (losses)...............................      67        66     (21)
Prior service cost recognized..............................     196       196     196
                                                             ------    ------    ----
                                                             $1,096    $1,007    $633
                                                             ======    ======    ====

                         RELIANCE STEEL & ALUMINUM CO.

     The following is a summary of the status of the funding of the SERP plans:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year.............  $ 7,093    $ 5,764    $ 2,247
  Benefit obligation from acquired company............       --         --      2,137
  Service cost........................................      303        286        195
  Interest cost.......................................      530        459        263
  Actuarial losses....................................      542        816      1,005
  Benefits paid.......................................     (234)      (232)       (83)
                                                        -------    -------    -------
     Benefit obligation at end of year................  $ 8,234    $ 7,093    $ 5,764
                                                        =======    =======    =======
FUNDED STATUS
  Funded status of the plan...........................  $(8,234)   $(7,093)   $(5,764)
  Unrecognized net actuarial losses...................    1,466        990        240
  Unamortized prior service cost......................    1,565      1,761      1,957
                                                        -------    -------    -------
     Net amount recognized............................  $(5,203)   $(4,342)   $(3,567)
                                                        =======    =======    =======
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
  POSITION
  Accrued benefit liability...........................  $(5,324)   $(4,804)   $(3,713)
  Intangible asset....................................      121        462        146
                                                        -------    -------    -------
     Net amount recognized............................  $(5,203)   $(4,342)   $(3,567)
                                                        =======    =======    =======

     In determining the actuarial present value of projected benefit obligations for the Company's SERP plans, the assumptions were as follows:

                                                              2000    1999    1998
                                                              ----    ----    ----
Weighted average assumptions
  Discount rate.............................................  7.0%    7.0%    6.5%
  Rate of compensation increase.............................  6.0%    6.0%    6.0%

     The Company's contribution expense for Company sponsored retirement plans was as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2000      1999      1998
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Master Plan..............................................  $3,792    $2,596    $2,965
Employee Stock Ownership Plan............................     800       800       800
Supplemental Executive Retirement Plans..................   1,096     1,007       681
                                                           ------    ------    ------
                                                           $5,688    $4,403    $4,446
                                                           ======    ======    ======

     The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's benefit plans pursuant to agreements between the Company and collective bargaining units who are members of such plans. The Company is unable to determine its relative position with regard to defined benefit plans to which contributions are made as a result of collective bargaining agreements.

     The Company has a "Key-Man Incentive Plan" (the "Incentive Plan") for division managers and officers, which is administered by the Compensation and Stock Option Committee of the Board. For 2000, 1999 and 1998, this incentive compensation bonus was payable 75% in cash and 25% in the Company's

                         RELIANCE STEEL & ALUMINUM CO.

common stock, with the exception of the bonus to officers, which may be paid 100% in cash at the discretion of the individual. The Company accrued $2,371,000, $2,031,000 and $1,993,000 under the Incentive Plan as of December 31, 2000, 1999 and 1998, respectively. In March 2000 and 1999, the Company issued 10,854 and 10,836 shares of common stock to employees under the incentive bonus plan for the years ended December 31, 1999 and 1998, respectively.

 9. SHAREHOLDERS' EQUITY

     On October 30, 2000, the Company purchased 2,270,000 shares of its common stock at a cost of $19.35 per share under its Stock Repurchase Plan in a private transaction. The stock was purchased from the trust of one of the Company's largest shareholders. Thomas W. Gimbel, a member of the Board, is a co-trustee of the trust from which the shares were acquired. The purchase was financed under an existing credit facility, which was amended to increase the Company's borrowing capacity by $50,000,000.

     The Board authorized a 3-for-2 common stock split effected in the form of a 50% stock dividend distributed on September 24, 1999, to shareholders of record on September 2, 1999. All references in the financial statements to number of shares and per share amounts have been retroactively adjusted to reflect this stock split.

     In August 1998, the Board approved the purchase of up to an additional 3,750,000 shares of the Company's outstanding common stock through its Stock Repurchase Plan ("Repurchase Plan"), for a total of up to 6,000,000 shares. The Repurchase Plan was initially established in December 1994 and authorizes the Company to purchase shares of its common stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. As of December 31, 2000, the Company had repurchased a total of 5,538,275 shares of its common stock under the Repurchase Plan, at an average cost of $14.94 per share. During 2000, 2,865,950 shares were repurchased by the Company, including those purchased in the private transaction discussed above, at an average price of $19.64 per share. In 1999, the Company did not repurchase any shares.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings and equipment under noncancelable operating leases expiring in various years through 2013. Several of the leases have renewal options providing for additional lease periods. Future minimum payments, by year and in the aggregate, under the noncancelable leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2000 (in thousands):

2001.......................................................  $10,470
2002.......................................................    8,384
2003.......................................................    5,767
2004.......................................................    4,039
2005.......................................................    2,746
Thereafter.................................................    4,230
                                                             -------
                                                             $35,636
                                                             =======

     Total rental expense amounted to $12,273,000, $9,992,000 and $7,563,000 for 2000, 1999 and 1998, respectively.

     The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position, results of operations or cash flow of the Company.

                         RELIANCE STEEL & ALUMINUM CO.

11. EARNINGS PER SHARE

     The Company calculates basic and diluted earnings per share as required by SFAS No. 128, Earnings Per Share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is calculated including the dilutive effects of warrants, options, and convertible securities, if any. The following table sets forth the computation of basic and diluted earnings per share:

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                         2000           1999           1998
                                                      ----------     ----------     ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Numerator:
  Net income........................................   $62,319        $57,610        $47,675
                                                       =======        =======        =======
Denominator:
  Denominator for basic earnings per
     share -- weighted average shares...............    27,215         27,748         28,152
                                                       =======        =======        =======
Effect of dilutive securities:
  Stock options.....................................        74            144            153
                                                       -------        -------        -------
Denominator for dilutive earnings per share:
     Adjusted weighted average shares and assumed
       conversions..................................    27,289         27,892         28,305
                                                       =======        =======        =======
Earnings per share -- diluted.......................   $  2.28        $  2.07        $  1.68
                                                       =======        =======        =======
Earnings per share -- basic.........................   $  2.29        $  2.08        $  1.69
                                                       =======        =======        =======

     All weighted shares and per-share amounts have been adjusted for the 3-for-2 common stock split that occurred in September 1999. The computations of earnings per share for 2000, 1999 and 1998 do not include 385,000, 243,000 and 190,000 shares, respectively, of stock options because their inclusion would have been anti-dilutive.

12. SHIPPING AND HANDLING FEES AND COSTS

     Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in cost of sales or operating expenses. For the twelve month periods ended December 31, 2000, 1999 and 1998, shipping and handling costs of approximately $53,231,000, $40,084,000 and $30,372,000, respectively, were included in "warehouse, delivery, selling, general and administrative expenses."

13. SUBSEQUENT EVENTS

     On January 19, 2001, the Company acquired Aluminum and Stainless, Inc. ("A&S"), a privately-held metals service center in Lafayette, Louisiana. A&S processes and distributes primarily aluminum sheet, plate and bar products and had sales of approximately $22,000,000 for the year ended December 31, 2000. A&S will operate as a wholly-owned subsidiary of the Company. The acquisition of A&S was funded with borrowings under the Company's line of credit.

     On January 18, 2001, the Company acquired Viking Materials, Inc. ("Viking"), a privately-held metals service center in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc. ("Viking Illinois"), near Chicago, Illinois. Viking provides value-added processing and distribution of primarily carbon steel flat-rolled products and had combined sales of approximately $90,000,000 for the year ended December 31, 2000. Viking Illinois will operate as a wholly-owned subsidiary of Viking, and Viking will operate as a wholly-owned subsidiary of the Company. The acquisition of Viking and Viking Illinois was funded with borrowings under the Company's line of credit.

                         RELIANCE STEEL & ALUMINUM CO.

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2000, 1999 and 1998:

                                      MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                      ---------    --------    -------------    ------------
                                             (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
2000:
  Net sales.........................  $430,841     $440,903      $443,652         $411,269
  Cost of sales.....................   313,853      321,738       325,254          296,152
  Net income........................    16,131       16,696        15,823           13,669
  Earnings per share -- diluted.....       .58          .60           .57              .53
1999:
  Net sales.........................  $371,884     $384,714      $380,070         $374,397
  Cost of sales.....................   278,489      282,496       275,320          261,132
  Net income........................    14,057       13,658        14,755           15,140
  Earnings per share -- diluted.....       .51          .49           .53              .54
1998:
  Net sales.........................  $315,468     $326,184      $357,819         $353,336
  Cost of sales.....................   241,722      248,390       271,486          262,616
  Net income........................    11,759       12,504        11,938           11,474
  Earnings per share -- diluted.....       .41          .44           .42              .41

     Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year shown elsewhere in the Annual Report on Form 10-K. All per share amounts have been adjusted for the September 1999 3-for-2 common stock split.

                         RELIANCE STEEL & ALUMINUM CO.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    2,520      $   3,107
  Accounts receivable, less allowance for doubtful accounts
     of $7,285 at March 31, 2001 and $6,706 at December 31,
     2000...................................................     213,590        193,106
  Inventories...............................................     298,178        271,549
  Deferred income taxes.....................................      16,160         15,846
  Prepaid expenses and other current assets.................       6,064          7,788
                                                              ----------      ---------
          Total current assets..............................     536,512        491,396
Property, plant and equipment, at cost:
  Land......................................................      36,042         35,351
  Buildings.................................................     147,746        145,625
  Machinery and equipment...................................     192,625        176,891
  Accumulated depreciation..................................    (122,687)      (112,516)
                                                              ----------      ---------
                                                                 253,726        245,351
Investment in 50%-owned company.............................      13,109         18,990
Goodwill, net of accumulated amortization of $20,866 at
  March 31, 2001 and $19,155 at December 31, 2000...........     253,738        232,048
Other assets................................................      10,700          9,458
                                                              ----------      ---------
     Total assets...........................................  $1,067,785      $ 997,243
                                                              ==========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  101,280      $  82,616
  Accrued expenses..........................................      32,726         34,366
  Wages and related accruals................................      12,616         18,772
  Deferred income taxes.....................................       7,833          7,833
  Current maturities of long-term debt......................         250            150
                                                              ----------      ---------
     Total current liabilities..............................     154,705        143,737
Long-term debt..............................................     470,200        421,825
Deferred income taxes.......................................      28,642         28,642
Commitments and contingencies...............................          --             --
Shareholders' equity:
  Preferred stock, no par value:
     Authorized shares -- 5,000,000
     None issued or outstanding.............................          --             --
  Common stock, no par value:
     Authorized shares -- 100,000,000
     Issued and outstanding shares 25,187,876 at March 31,
      2001 and 25,131,917 at December 31, 2000, stated
      capital...............................................     140,006        139,231
  Retained earnings.........................................     275,613        264,116
  Accumulated other comprehensive loss......................      (1,381)          (308)
                                                              ----------      ---------
     Total shareholders' equity.............................     414,238        403,039
                                                              ----------      ---------
     Total liabilities and shareholders' equity.............  $1,067,785      $ 997,243
                                                              ==========      =========

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
Net sales...................................................  $   432,905    $   430,841
Other income, net...........................................          537            727
                                                              -----------    -----------
                                                                  433,442        431,568
Costs and expenses:
  Cost of sales.............................................      312,578        313,853
  Warehouse, delivery, selling, general and
     administrative.........................................       84,847         79,296
  Depreciation and amortization.............................        7,663          6,879
  Interest..................................................        7,647          5,623
                                                              -----------    -----------
                                                                  412,735        405,651
                                                              -----------    -----------
Income before equity in earnings of 50%-owned company and
  income taxes..............................................       20,707         25,917
Equity in earnings of 50%-owned company.....................          284            967
                                                              -----------    -----------
Income before provision for income taxes....................       20,991         26,884
Provision for income taxes..................................        8,239         10,753
                                                              -----------    -----------
Net income..................................................  $    12,752    $    16,131
                                                              ===========    ===========
Earnings per share -- diluted...............................  $       .50    $       .58
                                                              ===========    ===========
Weighted average shares outstanding -- diluted..............   25,322,436     27,900,172
                                                              ===========    ===========
Earnings per share -- basic.................................  $       .51    $       .58
                                                              ===========    ===========
Weighted average shares outstanding -- basic................   25,172,374     27,785,285
                                                              ===========    ===========
Cash dividends per share....................................  $      .060    $      .055
                                                              ===========    ===========

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
OPERATING ACTIVITIES:
  Net income................................................  $  12,752    $ 16,131
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................      7,663       6,879
     Deferred taxes.........................................       (314)        757
     Loss (gain) on sales of machinery and equipment........        101         (11)
     Equity in earnings of 50%-owned company................       (284)       (967)
     Foreign currency translation loss......................     (1,072)         --
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (7,297)    (35,054)
       Inventories..........................................     (4,262)    (12,090)
       Prepaid expenses and other assets....................      1,523          29
       Income taxes payable.................................      7,910       7,872
       Accounts payable and accrued expenses................     (4,790)     12,448
                                                              ---------    --------
Net cash provided by (used in) operating activities.........     11,930      (4,006)
                                                              ---------    --------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment, net...........     (8,479)     (5,710)
  Proceeds from sales of property and equipment.............        960          95
  Acquisitions of metals service centers and net asset
     purchases of metals service centers, net of cash
     acquired...............................................    (43,178)    (13,545)
  Dividends received from 50%-owned company.................      6,165       2,586
                                                              ---------    --------
  Net cash used in investing activities.....................    (44,532)    (16,574)
                                                              ---------    --------
FINANCING ACTIVITIES:
  Proceeds from borrowings..................................    172,000      35,000
  Principal payments on long-term debt and short-term
     borrowings.............................................   (139,504)    (15,000)
  Dividends paid............................................     (1,511)     (1,577)
  Issuance of common stock..................................      1,030         349
  Repurchase of common stock................................         --        (666)
                                                              ---------    --------
  Net cash provided by financing activities.................     32,015      18,106
                                                              ---------    --------
  Decrease in cash and cash equivalents.....................       (587)     (2,474)
  Cash and cash equivalents at beginning of period..........      3,107       9,862
                                                              ---------    --------
  Cash and cash equivalents at end of period................  $   2,520    $  7,388
                                                              =========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period...........................  $   8,079    $    727
  Income taxes paid during the period.......................        327       2,406

See accompanying notes to consolidated financial statements.

                         RELIANCE STEEL & ALUMINUM CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation, with respect to the interim financial statements have been included. The results of operations for the three months in the period ended March 31, 2001 are not necessarily indicative of the results for the full year ending December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2000, included in the Reliance Steel & Aluminum Co. Form 10-K.

2. ACQUISITIONS

     On January 19, 2001, the Company acquired Aluminum and Stainless, Inc. ("A&S"), a privately-held metals service center in Lafayette, Louisiana. A&S processes and distributes primarily aluminum sheet, plate and bar products and had sales of approximately $22,000,000 for the year ended December 31, 2000. A&S operates as a wholly-owned subsidiary of the Company. The acquisition of A&S was funded with borrowings under the Company's line of credit. In March 2001, A&S opened a branch in New Orleans, Louisiana, established by the purchase of certain assets of an existing metals service center.

     On January 18, 2001, the Company acquired Viking Materials, Inc. ("Viking"), a privately-held metals service center in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc. ("Viking Illinois"), near Chicago, Illinois. Viking provides value-added processing and distribution of primarily carbon steel flat-rolled products and with Viking Illinois, had combined sales of approximately $90,000,000 for the year ended December 31, 2000. Viking Illinois operates as a wholly-owned subsidiary of Viking, and Viking operates as a wholly-owned subsidiary of the Company. The acquisition of Viking and Viking Illinois was funded with borrowings under the Company's line of credit.

     These transactions have been accounted for under the purchase method of accounting. Accordingly, the accompanying consolidated statements of income include the revenues and expenses of each acquisition since its respective acquisition date. The consolidated financial statements reflect the preliminary allocation of the purchase price. The allocations of purchase price were based upon the preliminary fair values of the net assets purchased.

                         RELIANCE STEEL & ALUMINUM CO.

                                  (UNAUDITED)

3. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               MARCH 31,    DECEMBER 31,
                                                                 2001           2000
                                                               ---------    ------------
                                                                    (IN THOUSANDS)
Revolving line of credit ($200,000,000 limit) due October
  22, 2002, interest at variable rates, weighted average
  rate of 6.14% during the three months ended March 31,
  2001.....................................................    $175,000       $ 85,000
Cash advance ($50,000,000 limit) due October 22, 2002,
  interest at variable rates, weighted average rate of
  7.44% during the three months ended March 31, 2001.......          --         43,925
Senior unsecured notes due from January 2, 2004 to January
  2, 2009, average fixed interest rate 7.22%...............      75,000         75,000
Senior unsecured notes due from January 2, 2002 to January
  2, 2008, average fixed interest rate 7.02%...............      65,000         65,000
Senior unsecured notes due from October 15, 2005 to October
  15, 2010, average fixed interest rate 6.55%..............     150,000        150,000
Variable Rate Demand Industrial Development Revenue Bonds,
  Series 1989 A, due July 1, 2014, with interest payable
  quarterly; average interest rate during the three months
  ended March 31, 2001 of 2.53%............................       3,050          3,050
Variable Rate Demand Revenue Bonds, Series 1999, due March
  1, 2009, with average interest rate during the three
  months ended March 31, 2001 of 3.72%.....................       2,400             --
                                                               --------       --------
     Total.................................................     470,450        421,975
                                                               --------       --------
Less amounts due within one year...........................        (250)          (150)
                                                               --------       --------
     Total long-term debt..................................    $470,200       $421,825
                                                               ========       ========

     The Company has a syndicated credit agreement with four banks for an unsecured revolving line of credit with a borrowing limit of $200,000,000. The syndicated credit agreement allows the Company to use up to $175,000,000 of the revolving line of credit for acquisitions. The Company is currently in the process of refinancing its existing $200,000,000 line of credit to an increased amount to support its future operations and expected growth opportunities. The Company has $290,000,000 of outstanding senior unsecured notes issued in private placements of debt. These notes bear interest at an average fixed rate of 6.83% and have an average life of 9.1 years, maturing from 2002 to 2010. The Company also has a credit agreement that allows the Company to issue and have outstanding up to a maximum of $10,000,000 of letters of credit. On October 20, 2000, the Company executed an amendment to this credit agreement, providing a cash advance facility of $50,000,000 due April 20, 2001. In February 2001, the cash advance was paid off through an exchange of debt using the Company's revolving line of credit. As of March 31, 2001, there were no borrowings outstanding under the cash advance facility. An additional amendment was executed in April 2001, extending the $50,000,000 cash advance facility to December 31, 2001. This incremental financing agreement was provided to allow the Company to meet its anticipated short-term financing requirements until the refinancing of its existing syndicated facility (discussed above) is completed.

     The Company's long-term loan agreements require the maintenance of a minimum net worth and include certain restrictions on the amount of cash dividends payable, among other things.

                         RELIANCE STEEL & ALUMINUM CO.

                                  (UNAUDITED)

4. SHAREHOLDERS' EQUITY

     In March 2001, 8,334 shares of common stock were issued to division managers of the Company under the Key-Man Incentive Plan for 2000.

     On October 30, 2000, the Company purchased 2,270,000 shares of its common stock at a cost of $19.35 per share under its Stock Repurchase Plan in a private transaction. The stock was purchased from a trust, which is one of the Company's largest shareholders. Thomas W. Gimbel, a member of the Board, is a co-trustee of the trust from which the shares were acquired. The Stock Repurchase Plan allows the Company to purchase up to 6,000,000 shares of its common stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. As of March 31, 2001, the Company had repurchased a total of 5,538,275 shares of its common stock under the Stock Repurchase Plan, at an average cost of $14.94 per share. The Company did not repurchase any shares during the three months ended March 31, 2001.

     Accumulated other comprehensive loss of $1,381,000 and $308,000 at March 31, 2001 and December 31, 2000, respectively, consists of foreign currency translation adjustments.

5. EARNINGS PER SHARE

     The Company calculates basic and diluted earnings per share as required by SFAS No. 128, Earnings Per Share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is calculated including the dilutive effects of warrants, options, and convertible securities, if any. The following table sets forth the computation of basic and diluted earnings per share:

                                                                  THREE MONTHS
                                                                ENDED MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
                                                              (IN THOUSANDS EXCEPT
                                                               PER SHARE AMOUNTS)
Numerator:
  Net income................................................  $12,752     $16,131
                                                              =======     =======
Denominator:
  Denominator for basic earnings per share:
     weighted average shares................................   25,172      27,785
                                                              =======     =======
Effect of dilutive securities:
  Stock options.............................................      150         115
                                                              -------     -------
  Denominator for dilutive earnings per share:
     Adjusted weighted average shares and assumed
       conversions..........................................   25,322      27,900
                                                              =======     =======
Earnings per share -- diluted...............................  $   .50     $   .58
                                                              =======     =======
Earnings per share -- basic.................................  $   .51     $   .58
                                                              =======     =======

     The computations of earnings per share for the three months ended March 31, 2001 and 2000 do not include 37,500 and 388,000 shares, respectively, of stock options because their inclusion would have been anti-dilutive.

                                [RELIANCE LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company expects to incur the expenses listed below in connection with this offering of securities, excluding underwriting discounts and commissions.


                                                              TOTAL(1)
                                                              --------
Securities and Exchange Commission registration fee.........  $ 43,375
National Association of Securities Dealers, Inc. filing
  fee.......................................................    17,847
NYSE listing fee............................................    25,650
Legal fees and expenses.....................................   200,000
Printing and engraving expenses.............................   100,000
Accounting fees and expenses................................   100,000
Transfer Agent and Registrar fees and expenses..............    20,000
Miscellaneous...............................................    18,128
                                                              --------
          TOTAL.............................................  $525,000
                                                              ========


---------------
(1) All amounts except the SEC, NASD and NYSE filing fees are estimated. The Company will pay all expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In Article IV of the Restated Articles of Incorporation of the Company, the Company has eliminated to the fullest extent permitted under California law the liability of directors of the Company for monetary damages. Additionally, the Company is authorized to indemnify its agents as defined in Section 317 of the California General Corporation Law for breach of their duty to the Company and its shareholders through Bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted under Section 317, subject to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law. Section 5.11 of the Company's Bylaws provides that the Company shall indemnify each of its agents against expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by such person by reason of such person having been made or having been threatened to be made a party to a proceeding to the fullest extent permissible by the provisions of Section 317 of the California Corporations Code, as amended from time to time, and that the Company shall advance the expenses reasonably expected to be incurred in defending any such proceeding, upon receipt of the undertaking required by Section 317(f).

     Section 204 of the California General Corporation Law allows a corporation, among other things, to eliminate or limit the personal liability of a director for monetary damages in an action brought by the corporation itself or by way of a derivative action brought by shareholders for breach of a director's duties to the corporation and its shareholders. The provision may not eliminate or limit liability of directors for the following specified actions, however: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard of the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders; (vi) for transactions between the corporation and a director, or between corporations having interrelated directors; and (vii) for improper distributions and stock dividends, loans and guaranties. The provision does not apply to acts or omissions occurring before the date that the provision became effective and does not eliminate or limit the liability of an officer for an act or omission as an officer, regardless of whether that officer is also a director.

     Section 317 of the California General Corporation Law gives a corporation the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, whether threatened, pending, or completed, and whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. A corporation may indemnify such a person against expenses, judgments, fines, settlements and other amounts actually or reasonably incurred in connection with the proceeding, if that person acted in good faith, and in a manner that that person reasonably believed to be in the best interest of the corporation; and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. In an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter (a) as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding was brought shall determine that, in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses; and (b) which is settled or otherwise disposed of without court approval. To the extent that any such person has been successful on the merits in defense of any proceeding, or any claim, issue or matter therein, that person shall be indemnified against expenses actually and reasonably incurred in connection therewith. Indemnification is available only if authorized in the specific case by a majority of a quorum of disinterested directors, by independent legal counsel in a written opinion, by approval of the shareholders other than the person to be indemnified, or by the court. Expenses incurred by such a person may be advanced by the corporation before the final disposition of the proceeding upon receipt of an undertaking to repay the amount if it is ultimately determined that the person is not entitled to indemnification.

     Section 317 further provides that a corporation may indemnify its officers and directors in excess of the statutory provisions if authorized by its Articles of Incorporation and that a corporation may purchase and maintain insurance on behalf of any officer, director, employee or agent against any liability asserted or incurred in his or her capacity, or arising out of his or her status with the corporation.

     In addition to the provisions of the Restated Articles of Incorporation and Bylaws of the Company, the Company has entered into indemnification agreements with all of its present directors and officers, to indemnify these persons against liabilities arising from third party proceedings, or from proceedings by or in the right of the Company, to the fullest extent permitted by law. Additionally, the Company has purchased directors' and officers' liability insurance for the benefit of its directors and officers.

ITEM 16. EXHIBITS


EXHIBIT                           DESCRIPTION
-------                           -----------

  1.01    Underwriting Agreement(1)

  3.01    Registrant's Restated Articles of Incorporation(2)

  3.02    Registrant's Amended and Restated Bylaws, as further amended
          May 16, 2001(1)

  3.03 Amendment to Registrant's Restated Articles of Incorporation dated May 20, 1998(3)

 10.01    Registrant's 1994 Incentive and Non-Qualified Stock Option
          Plan and the Forms of Agreements related thereto(2)

 10.02 Registrant's Form of Indemnification Agreement for officers and directors(2)

 10.03    Incentive Bonus Plans(2)

 10.04    Registrant's Supplemental Executive Retirement Plan dated
          January 1, 1996(4)

 10.05    Credit Agreement for the $200 Million Syndicated Credit
          Facility dated October 22, 1997(5)

 10.06    Amendment No. Two to Credit Agreement dated October 22,
          1997(6)

 10.07    Amendment No. Three to Credit Agreement dated October 22,
          1997(6)

 10.08    Amendment No. Four to Credit Agreement dated October 22,
          1997(7)

 10.09    Registrant's Directors Stock Option Plan dated May 20,
          1998(3)

 10.10    Amendment No. Five to Credit Agreement dated October 22,
          1997(1)

 21.01    Subsidiaries of Registrant(8)

 23.01    Consent of Ernst & Young LLP

 24.01    Power of Attorney(8)


---------------
(1) To be filed by amendment.

(2) Incorporated by reference from Exhibits to Registrant's Registration Statement on Form S-1, as amended, originally filed on May 25, 1994 as Commission File No. 33-79318.

(3) Incorporated by reference from Exhibits to Registrant's Proxy Statement for Annual Meeting of Shareholders held May 20, 1998.

(4) Incorporated by reference from Exhibits to Registrant's Form 10-K, for the year ended December 31, 1996.

(5) Incorporated by reference from Exhibits to Registrant's Form 10-Q, for the quarter ended September 30, 1997.

(6) Incorporated by reference from Exhibits to Registrant's Form 10-Q, for the quarter ended September 30, 1998.

(7) Incorporated by reference from Exhibits to Registrant's Form 10-Q, for the quarter ended September 30, 2000.


(8) Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(I) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, State of California on this 12th day of June 2001.


                                          RELIANCE STEEL & ALUMINUM CO.

                                                  /s/ DAVID H. HANNAH
                                          --------------------------------------
                                                     David H. Hannah
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933 as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                    SIGNATURES                                      TITLE                     DATE
                    ----------                                      -----                     ----
                /s/ DAVID H. HANNAH                     President and Chief Executive     June 12, 2001
---------------------------------------------------     Officer (Principal Executive
                  David H. Hannah                            Officer); Director

                         *                           Executive Vice President and Chief   June 12, 2001
---------------------------------------------------      Operating Officer; Director
                 Gregg J. Mollins

               /s/ KARLA R. MCDOWELL                   Senior Vice President and Chief    June 12, 2001
---------------------------------------------------     Financial Officer (Principal
                 Karla R. McDowell                      Financial Officer; Principal
                                                             Accounting Officer)

                         *                             Chairman of the Board; Director    June 12, 2001
---------------------------------------------------
                   Joe D. Crider

                         *                                        Director                June 12, 2001
---------------------------------------------------
                 Thomas W. Gimbel

                         *                                        Director                June 12, 2001
---------------------------------------------------
                 Douglas M. Hayes

                         *                                        Director                June 12, 2001
---------------------------------------------------
                  Robert Henigson

                         *                                        Director                June 12, 2001
---------------------------------------------------
                  Karl H. Loring

                         *                                        Director                June 12, 2001
---------------------------------------------------
                 William I. Rumer

                         *                                        Director                June 12, 2001
---------------------------------------------------
                  Leslie A. Waite

                    SIGNATURES                                      TITLE                     DATE
                    ----------                                      -----                     ----


              *By/s/ DAVID H. HANNAH                                                      June 12, 2001
---------------------------------------------------
                  David H. Hannah
                 Attorney-in-Fact